Exhibit 2.1*

AGREEMENT AND PLAN OF MERGER

among

SPIRIT AEROSYSTEMS HOLDINGS, INC.,

THE BOEING COMPANY

and

SPHERE ACQUISITION CORP.

Dated June 30, 2024

*	The copy of the Agreement and Plan of Merger in this Exhibit 2.1 (the “Agreement”) has been included as an exhibit to provide investors with information regarding the terms of the Agreement. It is not intended to provide any other factual information about Spirit AeroSystems Holdings, Inc. (“Spirit”), The Boeing Company (“Boeing”) or Sphere Acquisition Corp. or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement as of specified dates and (except as expressly set forth in the Agreement) solely for the benefit of the parties to the Agreement; may be subject to qualifications and limitations agreed upon by such parties, including being qualified by confidential disclosures and by information contained in reports and other documents filed by Spirit or Boeing, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”); were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or reports and other documents filed with the SEC. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Agreement or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected Spirit’s and Boeing’s public disclosures. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Agreement and their respective subsidiaries and affiliates that is or will be contained or incorporated by reference in the proxy statement that Spirit will file with the SEC in connection with the transactions contemplated by the Agreement and in the reports and other documents that Spirit and Boeing have filed or will file with the SEC.

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3.25.	Brokers and Finders	31
3.26.	Disclosure Documents	31
3.27.	No Other Representations or Warranties; Non-Reliance	32

Article IV Representations and Warranties of Parent and Merger Sub		33

4.1.	Organization, Good Standing and Qualification	33
4.2.	Capitalization of Parent	34
4.3.	Capitalization and Business of Merger Sub	34
4.4.	Corporate Authority	34
4.5.	Governmental Filings; No Violations	35
4.6.	Compliance with Laws	35
4.7.	Parent Reports	36
4.8.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting.	36
4.9.	Financial Statements; Undisclosed Liabilities	37
4.10.	Litigation	37
4.11.	Absence of Certain Changes	37
4.12.	Disclosure Documents	37
4.13.	No Other Representations or Warranties; Non-Reliance	38

Article V Covenants		39

5.1.	Interim Operations	39
5.2.	Acquisition Proposals; Change of Recommendation	45
5.3.	Proxy Statement; Registration Statement; Company Stockholders Meeting	48
5.4.	Approval of Sole Stockholder of Merger Sub	50
5.5.	Cooperation; Efforts to Consummate	50
5.6.	Status and Notifications	56
5.7.	Information and Access	57
5.8.	Publicity	58
5.9.	Employee Benefits	58
5.10.	Indemnification; Directors’ and Officers’ Insurance	61
5.11.	Financing Cooperation	63
5.12.	Takeover Statutes	64
5.13.	Section 16 Matters	64
5.14.	Transaction Litigation	64
5.15.	Delisting and Deregistration	65
5.16.	Resignations	65
5.17.	Parent Forbearances	65
5.18.	Stock Exchange Listing	65

Article VI Conditions to Closing		65

6.1.	Conditions to Each Party’s Obligation to Effect the Closing	65
6.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	66
6.3.	Conditions to the Company’s Obligation to Effect the Closing	67

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Article VII Termination		68

7.1.	Termination by Mutual Written Consent	68
7.2.	Termination by Either the Company or Parent	68
7.3.	Termination by the Company	69
7.4.	Termination by Parent	69
7.5.	Notice of Termination; Effect of Termination	70

Article VIII Miscellaneous and General		72

8.1.	Survival	72
8.2.	Notices	72
8.3.	Expenses	73
8.4.	Amendment or Other Modification; Waiver	73
8.5.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	74
8.6.	Specific Performance	74
8.7.	Third-Party Beneficiaries	75
8.8.	Successors and Assigns	75
8.9.	Entire Agreement	75
8.10.	Severability	76
8.11.	Counterparts; Effectiveness	76
8.12.	Definitions	76
8.13.	Interpretation and Construction	76

ANNEX 1 Definitions		1

EXHIBIT A: Certificate of Incorporation of the Surviving Corporation

EXHIBIT B: Bylaws of the Surviving Corporation

EXHIBIT C: Form of Certificate of Merger

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated June 30, 2024, among Spirit AeroSystems Holdings, Inc., a Delaware corporation (the “Company”), The Boeing Company, a Delaware corporation (“Parent”), and Sphere Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, each of the Company Board, the Parent Board, and the board of directors of Merger Sub has (among other things) duly approved this Agreement and the transactions contemplated by this Agreement (the “Transactions”).

NOW, THEREFORE, in witness whereof and in consideration for the several representations, warranties, covenants and agreements set forth in this Agreement, each Party, intending to be legally bound, agrees as follows:

Article I

Merger and Surviving Corporation

1.1.           Closing and Certificate of Merger. The Closing shall take place via the exchange of electronic documents and executed signature pages and the electronic transfer of funds on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), or at such other date, time or place as the Company and Parent may mutually agree in writing. On the Closing Date, the Parties shall cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware, and pay any Taxes and fees and make all other filings required under the DGCL in connection with the Merger.

1.2.           Effective Time and Merger. At the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware, or such later effective date and time for the Merger as may be agreed to by the Parties and specified therein (such date and time, the “Effective Time”), Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

1.3.           The Surviving Corporation’s Governing Documents.

(a)            The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation and, in each case, subject to Section 5.10.

(b)            The bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth on Exhibit B hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by Law, the certificate of incorporation of the Surviving Corporation and such bylaws and, in each case, subject to Section 5.10.

1.4.           Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal pursuant to the governing documents of the Surviving Corporation or applicable Law.

Article II

Effect of the Merger on Capital Stock; Delivery of Merger Consideration

2.1.           Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

(a)            Each Eligible Share shall immediately be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”), shall be automatically cancelled and shall cease to exist, and each Certificate and each Book-Entry Share shall thereafter only represent the right to receive the Per Share Merger Consideration in accordance with the terms of this Agreement;

(b)            Each Excluded Share shall immediately be cancelled and shall cease to exist, without payment of any consideration therefor; and

(c)            Each share of common stock of Merger Sub, no par value, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

2.2.           Delivery of Merger Consideration.

(a)            Deposit of Merger Consideration and Exchange Agent. No later than ten (10) days prior to the Effective Time, Parent shall appoint an Exchange Agent to act as the agent for the purpose of exchanging Certificates and Book-Entry Shares for the Per Share Merger Consideration pursuant to Section 2.1(a) and Section 2.4, as applicable. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Exchange Agent, an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Parent Common Stock required to be delivered in respect of the Eligible Shares pursuant to Section 2.1(a) and an aggregate amount of cash, in immediately available funds, sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 2.4 (such shares of Parent Common Stock and cash amounts, the “Exchange Fund”). If for any reason (including losses) the Exchange Fund is insufficient to pay the amounts owed to holders of the Eligible Shares entitled to such payment under Section 2.1(a) and Section 2.4, as applicable, Parent shall immediately deposit, or shall cause to be deposited additional shares of Parent Common Stock or cash, as applicable, with the Exchange Agent for the Exchange Fund in an amount that is equal to any such deficiency. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a) and Section 2.4, as applicable.

(b)            Procedures for Surrender. Parent shall instruct, and use reasonable best efforts to cause, the Exchange Agent to send, no later than the third (3rd) Business Day following the Effective Time, to each holder of record of a Certificate whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) and, if reasonably deemed customary and necessary by the Exchange Agent, to each holder of record of Book-Entry Shares whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a): (i) notice advising such holders of the effectiveness of the Merger and (ii) customary transmittal materials and instructions for surrendering such Certificates (or affidavits of loss in lieu of such Certificates, as provided in Section 2.2(f)) and, if reasonably deemed customary and necessary by the Exchange Agent, such Book-Entry Shares to the Exchange Agent, in exchange for the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article II and any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4. Such materials shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 2.2(f)) to the Exchange Agent. Notwithstanding anything to the contrary set forth in this Agreement, unless otherwise reasonably deemed customary and necessary by the Exchange Agent, no holder of Book-Entry Shares whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a) shall be required to deliver a Certificate or letter of transmittal in respect of such Book-Entry Shares or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, unless additional procedures are reasonably deemed customary and necessary by the Exchange Agent, each such Book-Entry Share shall automatically, upon the Effective Time, be entitled to receive, and Parent shall instruct, and use reasonable best efforts to cause, the Exchange Agent to pay and deliver in exchange therefor, no later than the third (3rd) Business Day following the Effective Time, the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article II and any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4, and such Book-Entry Shares shall be cancelled. At the Effective Time, the stock transfer books of the Company will be closed, and thereafter no further registration of transfers of shares of Company Common Shares will be made on the records of the Company. From and after the Effective Time, each Certificate, until so surrendered, and each Book-Entry Share, until paid, shall evidence only the right to receive the Per Share Merger Consideration that the holder of such Certificate or Book-Entry Share, as applicable, is entitled to receive pursuant to this Article II, including any cash in lieu of fractional shares to which such holder is entitled pursuant to Section 2.4.

(c)            Transfers of Ownership. If any portion of the aggregate Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the Certificate(s) is registered, the Exchange Agent shall make such payment if (i) the Certificate(s) are properly endorsed or otherwise in proper form for transfer and surrender, and (ii) the Person requesting such payment provides evidence that any applicable transfer Taxes have been paid or are not applicable, in each case in form and substance reasonably satisfactory to Parent and the Exchange Agent. Payment of the Per Share Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(d)            No Interest. No interest shall be paid or accrued on any amount payable upon the surrender of any Eligible Shares.

(e)            Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares on the date that is twelve (12) months after the Closing Date shall be delivered to Parent or its designee. Any holder of Eligible Shares who has not theretofore complied with the surrender procedures set forth in this Section 2.2, as applicable, shall thereafter look only to the Surviving Corporation for such payments.

(f)            Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement, the posting by such Person of a bond in a customary amount and upon such terms as may be reasonably required by Parent or the Exchange Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall, in exchange for such Certificate, pay the aggregate Per Share Merger Consideration to be paid in respect of the Eligible Shares represented by such Certificate pursuant to this Article II and any cash in lieu of fractional shares payable in respect of such Certificate pursuant to Section 2.4.

(g)            Withholding Rights. Each of the Company, Parent, the Surviving Corporation and the Exchange Agent (and any of their respective Affiliates), as applicable and without duplication, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld therefrom under any applicable Tax Law. To the extent that amounts are so deducted and withheld and paid over to or deposited with the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that the Parties agree that, absent a change in applicable Law, no withholding is expected to be made under Section 1445 of the Code with respect to the amounts payable under this Agreement. Prior to any deduction and withholding by Parent or the Exchange Agent, with respect to the Per Share Merger Consideration payable in respect of Eligible Shares, Parent shall, and shall instruct and use reasonable best efforts to cause the Exchange Agent to, provide the Company and the applicable holder of such Eligible Shares a reasonable opportunity to provide any required certifications or other documentation to reduce or eliminate any such deduction or withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent (or any of their respective Affiliates), as applicable, shall pay, or shall cause to be paid, all amounts deducted and withheld pursuant to this Section 2.2(g) to the appropriate Taxing Authority within the period required under applicable Tax Law. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

(h)            Cooperation of Transfer Agent. The Company shall instruct and use reasonable best efforts to cause any Person providing transfer agent services to the Company to reasonably cooperate with Parent and the Exchange Agent in connection with the Transactions.

2.3.           Treatment of Company Equity Awards.

(a)            Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) under the Stock Plans that is not a Specified Award shall automatically, and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”). The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (i) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration. Any accrued but unpaid dividend equivalents with respect to any such Company RSU will be assumed and become an obligation with respect to the applicable Parent Stock-Based RSU. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such Company RSU immediately prior to the Effective Time.

(b)            Specified Awards. At the Effective Time, each outstanding Specified Award under the Stock Plans, whether vested or unvested, shall, without any required action on the part of the holder thereof, be automatically canceled, retired and shall cease to exist, and the holder thereof shall be entitled to receive (subject to any applicable withholding or other Taxes, or other amounts required to be withheld by applicable Law) the Per Share Merger Consideration multiplied by the number of Shares subject to such Specified Award immediately prior to the Effective Time; provided the number of Shares subject to those Specified Awards that are Company PSUs shall be determined based on the attainment of the applicable performance metrics at the actual level of performance, as reasonably determined by the Company Board or the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, in the ordinary course of business consistent with past practice and in consultation with Parent (provided, however, that, for the avoidance of doubt, subject to the Company’s compliance with the foregoing, in all cases the Company shall have final decision making authority with respect to any such determinations), with such determination to be made fifteen (15) Business Days prior to the expected Effective Time. The Per Share Merger Consideration and any other amounts payable pursuant to this Section 2.3(b) shall be made by the Surviving Corporation within ten (10) Business Days after the Effective Time; provided that, to the extent that any payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty; provided, further, that notwithstanding the foregoing, with respect to any Specified Award granted to a non-employee member of the Company Board that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines, prior to the Effective Time, is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Stock Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(c)            Company PSUs. At the Effective Time, each outstanding performance stock unit (a “Company PSU”) under the Stock Plans that is not a Specified Award shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into a Parent Stock-Based RSU. The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded to the nearest whole number) of (i) the total number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time based on the attainment of the applicable performance metrics at the actual level of performance, as reasonably determined by the compensation committee of the Company Board or the Company Compensation Committee, as applicable, in the ordinary course of business consistent with past practice and in consultation with Parent (provided, however, that, for the avoidance of doubt, subject to the Company’s compliance with the foregoing, in all cases the Company shall have final decision making authority with respect to any such determinations), with such determination to be made fifteen (15) Business Days prior to the expected Effective Time, multiplied by (ii) the Per Share Merger Consideration. Except as specifically provided above, following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including vesting terms but excluding performance conditions) as were applicable to the applicable Company PSU immediately prior to the Effective Time.

(d)            Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Company’s Employee Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable Laws to (i) ensure that, except for the current offering period under the ESPP that commenced on May 1, 2024 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) if the Closing shall occur prior to the end of the Final Offering, each individual participating in the Final Offering shall receive notice of the Transactions no later than five (5) Business Days prior to the Closing Date and shall have an opportunity to terminate his or her outstanding purchase rights under the ESPP, (iii) the Final Offering shall end on the Closing Date, (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the ESPP as of the end of the Final Offering, (v) the applicable purchase price for shares of Company Common Stock shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (vi) the ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter.

(e)            Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary on the part of the Company to effectuate the treatment of the Company Equity Awards pursuant to this Section 2.3.

(f)            Parent Actions. At or prior to the Effective Time, Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to this Section 2.3. If registration of any plan interests in the Stock Plans or other Company Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act, Parent shall file with the SEC on the Closing Date a registration statement on Form S-8 with respect to such Parent Common Stock, and shall maintain the effectiveness of such registration statement for so long as the relevant Stock Plans remain in effect and such registration of the shares of Parent Common Stock issuable thereunder continues to be required.

2.4.           Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of Eligible Shares pursuant to Section 2.1(a) or upon the settlement of Specified Awards pursuant to Section 2.3(b). All fractional shares of Parent Common Stock that a holder of Eligible Shares or Specified Awards would be otherwise entitled to receive pursuant to Section 2.1(a) or Section 2.3(b), as applicable, but for this Section 2.4, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded down to the nearest cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.4, be entitled under Section 2.1(a) or Section 2.3(b), as applicable, and (b) the Parent Stock Price. No holder of Eligible Shares or Specified Awards shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 2.4 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

2.5.           Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of shares of Company Common Stock or shares of Parent Common Stock outstanding shall have occurred as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with a record date during such period (but excluding, for the avoidance of doubt, (a) the exchange of any Company Exchange Notes for Shares pursuant to their terms, (b) the exercise or settlement of any Company Equity Awards outstanding as of the date hereof or otherwise granted or issued after the date hereof in compliance with Section 5.1(b) or (c) the exercise or settlement of stock options or other equity awards to purchase Parent Common Stock (as set forth in Section 4.2(a))), the Exchange Ratio and any other similarly dependent items, as the case may be, shall be adjusted appropriately, without duplication, to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.5 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Article III

Representations and Warranties of the Company

Except as set forth in the Company Reports that are publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System and were filed after the Applicable Date, and prior to the date of this Agreement (but excluding any disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend therein) and other than with respect to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.24 and Section 3.25, or in the corresponding sections of the Company’s confidential disclosure schedule delivered to Parent in connection with this Agreement (the “Company Disclosure Schedule”), the Company makes the representations and warranties set forth in this Article III.

3.1.           Organization, Good Standing and Qualification.

(a)            Each of the Company and the Operating Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company and the Operating Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business in all material respects as currently conducted. Each of the Company and the Operating Company is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair, or materially delay the ability of the Company to consummate the Transactions.

(b)            Each of the Company’s Subsidiaries (excluding the Operating Company) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions. Each of the Company’s Subsidiaries (excluding the Operating Company) has all requisite corporate or similar organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.2.           Capital Structure.

(a)            As of the Capitalization Date, the authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of Company Preferred Stock. As of the Capitalization Date (i) 116,619,149 Shares were issued and outstanding (including 30,590 Company Restricted Shares), (ii) 41,587,480 Shares were issued and held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 32,971,625 Shares were reserved for issuance, (v) no shares of Company Preferred Stock were reserved for issuance, (vi) 1,634,533 Shares were subject to outstanding Company RSUs and (vii) 739,564 Shares were subject to outstanding Company PSUs (assuming the achievement of the applicable performance goals at the target level).

(b)            Since the Capitalization Date and through the date of this Agreement, (i) no Shares or shares of Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the vesting or settlement of Company Equity Awards outstanding prior to the date of this Agreement and pursuant to the terms of the applicable Company Benefit Plan in effect on or prior to the date of this Agreement), and (ii) no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Benefit Plan in effect on the date of this Agreement or as otherwise expressly permitted by this Agreement.

(c)            Section 3.2(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each Subsidiary of the Company together with (i) the jurisdiction of incorporation or organization of such Subsidiary, (ii) the type and percentage of ownership interest held by the Company, or one of its Subsidiaries, in such Subsidiary, and (iii) to the extent applicable, the type of and percentage of interest held by any Person (and the name of such other Person) other than the Company or any of its Subsidiaries, in such Subsidiary. The Company and its Subsidiaries, together with the Persons set forth in Section 3.2(c) of the Company Disclosure Schedule pursuant to clause (iii) of the preceding sentence, beneficially own all of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company, and all such outstanding shares of capital stock or other equity securities are duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable) free and clear of any Encumbrance other than Encumbrances of the type described in clauses (m), (o)(ii) or (p) of the definition of Permitted Encumbrances. As of the date of this Agreement neither the Company nor any of its Subsidiaries beneficially own any equity securities in any Person that is not a Subsidiary of the Company.

(d)            Neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of the Company or any of its Subsidiaries on any matter, other than the Company Exchangeable Notes to the extent they convert into Company Common Stock.

(e)            Except pursuant to the terms of the Company Exchangeable Notes or the rights under the ESPP (a true, correct and complete copy of which has been made available to Parent), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, Contracts, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of the foregoing securities.

(f)            Section 3.2(f) of the Company Disclosure Schedule sets forth an accurate and complete listing of all outstanding Company Equity Awards as of June 26, 2024, setting forth the number of Shares subject to each Company Equity Award, the holder identification number, grant date and vesting schedule (including any acceleration terms) and whether the Company Equity Award is a Specified Award as of June 26, 2024.

3.3.           Corporate Authority; Approval and Fairness.

(a)            The Company has the requisite corporate power and authority to enter into and comply with this Agreement, subject, in the case of the consummation of the Merger, to obtaining the Requisite Company Vote. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other Parties, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            Prior to the execution of this Agreement, the Company Board has unanimously (i) approved and declared advisable this Agreement, in execution form and including all Schedules and Exhibits hereto, and the Transactions, (ii) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders, (iii) resolved to recommend adoption of this Agreement by the stockholders entitled to vote thereon (the “Company Recommendation”) and (iv) directed that this Agreement be submitted to the holders of Shares for their adoption at the Company Stockholders Meeting.

(c)            Prior to the execution of this Agreement, the Company Board has received the opinion of Moelis & Company LLC to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Eligible Shares pursuant to this Agreement is fair from a financial point of view to such holders of Eligible Shares.

(d)            Promptly following the receipt of a written version of the opinion contemplated by Section 3.3(c), the Company shall have furnished an accurate and complete copy of such written opinion to Parent.

3.4.           Governmental Filings; No Violations.

(a)            Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 4.5(a), and other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits or authorizations (i) under any Antitrust Law, (ii) under any Foreign Investment Law, (iii) under the other Regulatory Approvals, (iv) pursuant to the DGCL, (v) required to be made with or obtained from the SEC, (vi) required to be made with or by NYSE, (vii) such other items required solely by reason of the participation and identity of Parent in the Transactions and (viii) under any Takeover Statutes and state securities and “blue sky” Laws, in each case of the foregoing clauses as applicable, no waiting periods, filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by the Company or any of its Subsidiaries with or from any Governmental Entity in connection with the execution and delivery of and performance under this Agreement by the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

(b)            The execution, delivery and performance of this Agreement by the Company do not and the consummation of the Transactions by the Company will not (i) constitute or result in a breach or violation of or conflict with the Organizational Documents of the Company or any of its Subsidiaries or (ii) assuming compliance with the matters (including the filings, notices and approvals having been obtained or made, as applicable, and the expiration or termination of any waiting periods) referred to in Section 3.4(a), and the Requisite Company Vote has been obtained, (A) violate or conflict with any Law to which the Company or any of its Subsidiaries is subject or (B) with notice, lapse of time or both, constitute a breach of or default under, or cause or permit the termination, acceleration or creation of any right or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, in each case of this clause (ii)(B), any provision of any material Contract (including any Company Material Contract) binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair, or materially delay the ability of the Company to consummate the Transactions.

3.5.           Compliance with Laws; Licenses.

(a)            Compliance with Laws.

(i)            Since the Applicable Date, (A) the businesses of the Company and each of its Subsidiaries have been conducted in compliance with applicable Law (excluding the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations) in all material respects, (B) the Company and its Subsidiaries have instituted, maintained and operated in accordance with internal policies, procedures and controls designed to ensure compliance with applicable Law and (C) neither the Company nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting noncompliance with any applicable Law by the Company or any of its Subsidiaries except, in the case of clauses (B) and (C), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

(ii)            Since the date that is five (5) years prior to the date of this Agreement, the businesses of the Company and each of its Subsidiaries have been conducted in compliance with the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations in all material respects.

(iii)            Since the date that is five (5) years prior to the date of this Agreement, none of the Company, any of its Subsidiaries, any of their directors or officers or, to the Knowledge of the Company, any employees or any other Person acting on behalf of the Company or any of its Subsidiaries has made or offered to make any unlawful payments, gifts or contributions to any Person or Governmental Entity in violation of the FCPA or Other Anti-Bribery Laws.

(iv)            Since the date that is five (5) years prior to the date of this Agreement, (A) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of their respective directors, officers, employees or agents acting on behalf of the Company or any of its Subsidiaries (in their respective capacity as such) (1) has been and is in compliance in all material respects with all Export and Sanctions Regulations and (2) has complied in all material respects with, all of its Licenses for export, re-export, deemed export or re-export, transfer or import required in accordance with Export and Sanctions Regulations for the conduct of its business and (B) none of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or agents has been cited or fined for a material failure to comply with any Export and Sanctions Regulations, and no material economic sanctions-related, export-related or import-related Proceeding is, or has been, pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents (in their respective capacity as such) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(v)            Since the date that is five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any entity under their control or any of their respective directors, officers, employees or agents acting on behalf of the Company or any of its Subsidiaries (A) is or has been a Person with whom transactions are prohibited or limited under any Export and Sanctions Regulations, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury or any other similar Governmental Entity; (B) has violated in any material respect or made a disclosure (voluntary or otherwise) to a responsible Governmental Entity regarding noncompliance with any Export and Sanctions Regulations; (C) has engaged in any transaction or otherwise dealt directly or indirectly with any Person with whom transactions are prohibited or limited under any Export and Sanctions Regulations, Belarus, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic region of Ukraine, Iran, the so-called Luhansk People’s Republic region of Ukraine, North Korea, Russia, Sudan or Syria with respect to any goods, software, services or technology; or any other country against which the U.S. maintains an arms embargo if the proposal or transaction involved goods, software, services or technology controlled by the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130 (the “ITAR”), or the Export Administration Regulations, 15 C.F.R. Parts 730-774 (“EAR”); or (D) has employed or is currently employing at any of its facilities a foreign person within the meaning of the ITAR and EAR who is a national of Belarus, Cuba, Iran, North Korea, Russia, Sudan or Syria, or a person ordinarily resident in the Crimea, so-called Donetsk People’s Republic or so-called Luhansk People’s Republic region of Ukraine, except, in each case of clauses (C) or (D), without obtaining the necessary export authorizations or utilizing applicable exemptions, exceptions, authorities or other authorizations under U.S. law and regulation.

(vi)            The Company is, and at all times since the Applicable Date has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b)            Licenses. (i) Since the Applicable Date, the Company and each of its Subsidiaries has obtained, held and remained in compliance with all Licenses necessary to conduct their respective businesses as currently conducted and to own, lease and operate their respective properties and assets (the “Company Licenses”), (ii) since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other written communication from a Governmental Entity asserting any noncompliance with any Company Licenses by the Company or any of its Subsidiaries that has not been cured as of the date of this Agreement and (iii) as of the date of this Agreement, with or without notice or the lapse of time, no amendment, suspension, cancellation, withdrawal, default or revocation of any Company License exists or is pending or threatened in writing, except, in the case of clauses (i), (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.6.           Company Reports.

(a)            Since the Applicable Date, the Company has filed or furnished, on a timely basis, each Company Report required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, each of which, as of its respective date, after giving effect to any amendments, supplements or superseding filings thereto filed or furnished prior to the date of this Agreement, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and (ii) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)            To the Knowledge of the Company, none of the Company Reports filed or furnished from the Applicable Date to the date of this Agreement is subject to any pending Proceeding by or before the SEC, and as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any such Company Reports.

3.7.           Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)            The Company (with respect to itself and its consolidated Subsidiaries) maintains internal control over financial reporting as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Since the Applicable Date, the Company’s disclosure controls and procedures have been reasonably designed to provide reasonable assurance that (i) all material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of the Company included in the Company Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) transactions are executed only in accordance with the authorization of management and (iv) reasonable prevention and timely detection of the unauthorized acquisition, use or disposition of the properties and assets of the Company and its Subsidiaries.

(b)            Since the Applicable Date, the Company has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. The Company has made available to Parent or its outside legal counsel true, correct and complete copies of all such disclosures made to the Company’s auditors and the Audit Committee prior to the date of this Agreement.

(c)            Since the Applicable Date and prior to the date of this Agreement, the Company has not received any complaints regarding material violations of or deficiencies in the Company’s accounting controls, internal accounting controls or auditing matters that have not been reported to the Audit Committee.

3.8.           Financial Statements; Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a)            Financial Statements. Each of the consolidated financial statements included in the Company Reports (including all related notes and schedules, where applicable) filed since the Applicable Date was prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements to the extent permitted by the SEC), and fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, in each case, which are not material).

(b)            Undisclosed Liabilities. There are no obligations or liabilities of any kind of the Company or any of its Subsidiaries required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company and its Subsidiaries, except (i) as reflected or reserved against in the consolidated balance sheet as of December 31, 2023, included in the Company’s Annual Report on Form 10-K filed with the SEC on February 22, 2024, (ii) those incurred in the ordinary course of business since December 31, 2023, or incurred pursuant to the terms of this Agreement, (iii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice pursuant to Company Material Contracts binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than as a result of any breach or default thereof) or (iv) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            Off-Balance Sheet Arrangements. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

3.9.           Litigation. There are, as of the date of this Agreement, and, since the Applicable Date through the date of this Agreement there have been, no (a) Proceedings against the Company or any of its Subsidiaries or any director or officer thereof (in their capacity as such) pending or, to the Knowledge of the Company, threatened or (b) Orders to which the Company or any of its Subsidiaries is a party or subject, in each case, of clauses (a) or (b), that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no (i) Proceedings against the Company or any of its Subsidiaries or any director or officer thereof (in their capacity as such) pending or, to the Knowledge of the Company, threatened or (ii) Orders to which the Company or any of its Subsidiaries is a party or subject, in each case of clauses (i) or (ii), that would reasonably be expected to prevent, materially impair or materially delay the ability of the Company to consummate the Transactions.

3.10.         Absence of Certain Changes. Since December 31, 2023, and prior to the date of this Agreement, (a) there has not been any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken on or after the date of this Agreement, would (without Parent’s prior written consent) constitute a breach of Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(vii), Section 5.1(b)(viii), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xviii).

3.11.         Company Material Contracts.

(a)            Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each of the following Contracts (excluding work orders, purchase orders and similar items entered into pursuant to any of the following Contracts) by which the Company or any of its Subsidiaries is bound as of the date of this Agreement (other than any Company Benefit Plan or any Contract with Parent or any of its Affiliates but including any such agreements of the type described in Section 3.11(a)(xi) to which other third parties are also party) (each such Contract, a “Company Material Contract”):

(i)            any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(ii)            any Contract (A) with a Company Top Customer that is reasonably expected to result in total annual revenue in excess of $100,000,000 or (B) with a Company Top Supplier (excluding, in each case, non-disclosure agreements);

(iii)            any Company Government Contract that is reasonably expected to result in total annual revenue in excess of $100,000,000 (each, a “Material Company Government Contract”);

(iv)            any Company Bid that, if accepted or awarded, would result in a Government Contract reasonably expected to result in total aggregate revenue in excess of $100,000,000 over the life of such Contract (each, a “Material Company Bid”);

(v)            any Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that involves future payments, performance or services or delivery of assets to or by the Company or any of its Subsidiaries of any value reasonably expected to exceed $25,000,000 in any twelve (12)-month period after the date of this Agreement, other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(vi)            any Contract for any Leased Real Property or the lease of personal property providing, in each case, for annual payments thereunder of $1,000,000 or more;

(vii)            any Contract (other than those solely between or among the Company and any of its Wholly Owned Subsidiaries and not for the benefit of any third party) relating to Indebtedness in excess of $10,000,000;

(viii)            any Contract evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case, that is material to the Company and its Subsidiaries (taken as a whole);

(ix)            any Contract pursuant to which the Company or any of its Subsidiaries receives or grants any license, ownership interest, or any other right to any Intellectual Property Right that is material to their businesses, excluding (A) non-exclusive licenses (1) granted to customers or suppliers or (2) granted by customers or suppliers to the Company or any of its Subsidiaries to enable it to fulfill its obligations under the Contract, in each case of clauses (1) and (2), in the ordinary course of business consistent with past practice, (B) non-exclusive licenses granted to the Company or any of its Subsidiaries to use commercially available software or IT Assets (including click-wrap, shrink-wrap and off-the-shelf licenses) and (C) Contracts with employees and contractors entered into in the ordinary course of business consistent with past practice (consistent in all material respects with forms of such Contracts made available to Parent or its outside legal counsel) under which such employees assign, or such contractors assign or license, to the Company or any of its Subsidiaries, their Intellectual Property Rights developed in the scope of their employment or engagement;

(x)            any Contract providing for the settlement of a Proceeding that materially restricts the Company’s or its Subsidiaries’ business or operations;

(xi)            any Contract providing for any material indemnification or guarantee obligations by the Company or any of its Subsidiaries of any Person that remain outstanding as of the date of this Agreement, other than any Contract that is disclosed on Section 3.11(a) of the Company Disclosure Schedule with respect to any other clause of this Section 3.11(a);

(xii)            any partnership, alliance, limited liability company, joint venture, joint research and development or other similar Contract, in each case, pursuant to which the Company or any of its Subsidiaries reasonably expects to make or receive payments or otherwise incur expenses in excess of $5,000,000 in any twelve (12)-month period after the date of this Agreement or that is otherwise material to any business segment of the Company, except for any such Contracts solely between the Company and any of its Wholly Owned Subsidiaries;

(xiii)            relating to the acquisition or disposition of any equity interests in or assets of, any Person, entered into since December 31, 2018, in each case with a fair market value or purchase price in excess of $5,000,000 or that has material continuing rights or obligations that remain in effect as of the date of this Agreement, other than the purchase or sale of inventory, supplies or other materials in the ordinary course;

(xiv)            any Contract that (A) purports to restrict, in any material respect, the ability of the Company or any of its Subsidiaries from (1) engaging in any business or competing in any business or geographic region or (2) operating its business in any manner (other than with respect to soliciting or hiring employees) or locations, (B) contains a “most favored nation” provision in favor of the counterparty thereto, (C) grants any right of first refusal, right of first offer, development rights or distribution rights to any Person or (D) includes “take or pay” requirements or similar provisions obligating the Company or any of its Subsidiaries to obtain a minimum quantity of goods or services from another Person (but not including, for the avoidance of doubt, obligations of the Company or any of its Subsidiaries solely to purchase from a supplier all goods or services specified in forecasts under supplemental procurement provisions placed in conjunction with a Contract between such supplier and the Company or any of its Subsidiaries);

(xv)            any Contract pursuant to which the Company or any of its Affiliates agrees to purchase all of its requirements for any goods or services exclusively from any Person or to sell to any Person all of such Person’s requirements for any goods or services (other than any such requirements that are specified in a Contract between the Company or one of its Subsidiaries and its respective customer) (but not including, for the avoidance of doubt, obligations of the Company or any of its Subsidiaries solely to purchase from a supplier all goods or services specified in forecasts under supplemental procurement provisions placed in conjunction with a Contract between such supplier and the Company or any of its Subsidiaries);

(xvi)            any Contract that prohibits the payment of dividends or distributions in respect of any equity interests of the Company or any of its Subsidiaries, the pledging of any equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(xvii)            any Contract with any (A) executive officer or director of the Company, (B) Affiliate of the Company or (C) “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such executive officer, director or Affiliate, in each case (where such person is not a UK Company Employee), that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K; and

(xviii)            any stockholders, voting, voting trust, investors’ rights, registration rights or similar agreement or arrangement.

(b)            Except to the extent prohibited by applicable national security or similar Law (for which anonymized or cleansed descriptions of such Contracts have been made available (including, for this purpose, orally, to Parent or its outside legal counsel, to the extent permitted by such Laws)), true, correct and complete copies of each Company Material Contract have been made available to Parent (or its outside legal counsel) prior to the execution of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Material Contract and each Parent Commercial Contract is valid and binding on the Company or one or more of its Subsidiaries that is a party thereto, as the case may be, and, to the Knowledge of the Company, in the case of any Company Material Contract, the other parties thereto and is in full force and effect, except, in each case, subject to the Bankruptcy and Equity Exception and (ii) there is no breach or default under any Company Material Contract or any Parent Commercial Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, in the case of any Company Material Contract, any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute or result in a breach or default under, or would permit the termination of, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, in the case of any Company Material Contract, any other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, adversely amend in any respect, or fail to renew, any Company Material Contract, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole.

3.12.         Government Contracts.

(a)            Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with the terms and conditions of each Material Company Government Contract and Material Company Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein (including, but not limited to, and as may be applicable, the Truthful Cost and Pricing Data Act; the Service Contract Act; the Buy America Act; the Trade Agreements Act; the Procurement Integrity Act; the Cost Accounting Standards; and applicable and material Federal Acquisition Regulation (“FAR”), Department of Defense FAR Supplement (“DFARS”) and agency FAR supplement clauses in any Material Company Government Contract or Material Company Bid).

(b)            Since the Applicable Date, all representations, certifications and disclosures made by the Company and its Subsidiaries with respect to any Government Contract or Company Bid were current, accurate and complete at the time of disclosure (or have been formally corrected or otherwise finally resolved with a Governmental Entity), in each case, in all material respects, as of their effective date.

(c)            Since the Applicable Date through the date of this Agreement, no Governmental Entity nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries, in writing or, to the Knowledge of the Company, orally, that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Government Contract or Company Bid.

(d)            To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, since the Applicable Date, received or is subject to any notice of termination for convenience, notice of termination for default, stop work order, material cure notice or material show cause notice (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements) (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalents thereof, if any) pertaining to any Material Company Government Contract, and, since the Applicable Date, no Governmental Entity has, to the Knowledge of the Company, threatened to issue any such notice. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Governmental Entity pertaining to any Material Company Government Contract indicating that it intends to cancel or otherwise adversely modify in any material respect its relationship with the Company or its Subsidiaries.

(e)            Since the Applicable Date, no material written or, to the Knowledge of the Company, oral claim (other than any such claim that has been formally corrected or otherwise finally resolved with the applicable Governmental Entity) under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States) or other criminal Law has been made or has been pending against the Company or its Subsidiaries in connection with any Government Contract to which the Company or its Subsidiaries is a party.

(f)            To the Knowledge of the Company, as of the date of this Agreement, there exists no outstanding asserted disputes or claims for an amount in excess of $25,000,000 between the Company or any of its Subsidiaries, on the one hand, and either the applicable Governmental Entity or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Government Contract or Company Bid.

(g)            Since the Applicable Date, neither the Company nor any of its Subsidiaries has received in writing any material adverse or negative past performance evaluations or ratings in connection with any Material Company Government Contract by any Governmental Entity

(h)            Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries has been the subject of a written finding of non-responsibility or ineligibility for government contracting and (ii) neither the Company, any of its Subsidiaries nor any director or officer of the Company or its Subsidiaries has been debarred or suspended, or to the Knowledge of the Company proposed for a finding of debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain Contracts due to generally applicable bidding requirements).

(i)             As of the date of this Agreement, (i) no costs incurred by the Company or any of its Subsidiaries pertaining to any individual Company Government Contract have been questioned, proposed for disallowance, or deemed finally disallowed, in each case, in writing by a Governmental Entity and in an amount in excess of $10,000,000, which costs have not been reserved, reflected in the consolidated financial statements of the Company and its Subsidiaries, or otherwise resolved and (ii) no payment due to the Company or any of its Subsidiaries pertaining to any Material Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, in each case, in an amount in excess of $10,000,000.

(j)             Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers or employees, nor, to the Knowledge of the Company, any consultants or agents of the Company or any of its Subsidiaries (in each case in their capacity as such), is or has been under administrative, civil or criminal investigation, indictment or criminal information by any Governmental Entity with respect to the award or performance of any Government Contract, the subject of any actual or threatened in writing, “whistleblower” or “qui tam” lawsuit, or any audit or, to the Knowledge of the Company, investigation of the Company or any of its Subsidiaries with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract, (ii) to the Knowledge of the Company, there is no current or outstanding civil investigative demand or subpoena issued to the Company or any of its Subsidiaries, nor any of its or their respective directors, officers or employees (in each case in their capacity as such), under the civil or criminal False Claims Act relating to any Government Contract and (iii) neither the Company nor any of its Subsidiaries has made any written disclosure under the FAR mandatory disclosure or payment provisions (including, but not limited to, FAR 52.203-13(b)(3)) to any Governmental Entity, and no circumstances have existed that would have warranted such a disclosure.

(k)            The Company and its Subsidiaries and their respective employees possess all facility and personnel security clearances necessary to perform all Material Company Government Contracts, and all such security clearances are valid and in full force and effect. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with all security obligations incorporated in any Material Company Government Contract and all national security obligations applicable to the Company and its Subsidiaries relating to the safeguarding of and access to classified information, including those specified in the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117.

(l)            The Company and its Subsidiaries are not currently limited, prohibited or otherwise restricted from performing or bidding for any material work or material future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Material Company Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Material Company Government Contract and made available to Parent or its outside legal counsel prior to the date of this Agreement (except to the extent making such Material Company Government Contract available to Parent is prohibited by applicable national security or similar Law).

(m)            To the extent applicable, (i) the Company and its Subsidiaries comply with DFARS 252.204-7012, Safeguarding Covered Defense Information and Cyber Incident Reporting in all material respects and (ii) since the Applicable Date, the Company and its Subsidiaries have not submitted any cyber incident report pursuant to DFARS 252.204-7012(c) or otherwise and, to the Knowledge of the Company, no circumstances have existed since the Applicable Date that would have warranted such a report.

3.13.            Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) other than any Real Property (which is the subject of Section 3.20), the Company has good and marketable title to, or, in the case of leased assets, valid leasehold interests in, all of its tangible assets, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) the Company owns or leases all tangible personal property used in or necessary to conduct its business as presently conducted by the Company, except for any property, as defined in FAR 45.101, which is currently being provided to the Company by a Governmental Entity or a prime contractor under a Government Contract where the Company is a subcontractor, and (iii) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

3.14.            Product Warranty; Aviation Regulation Compliance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) since the Applicable Date each product manufactured, sold or delivered by the Company or any of its Subsidiaries has been in substantial conformity with all applicable contractual specifications and all contractual warranties made by the Company or any of its Subsidiaries (except to the extent any non-conformity is consented to by the applicable customer), (b) each of the Company and each of its Subsidiaries is and since the Applicable Date has been in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (the “FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”) and (c) since the Applicable Date, none of the Company or any of its Subsidiaries (i) has violated or been subject to an investigation with respect to (other than routine inspections that are not the result of any potential noncompliance and are conducted in the ordinary course of business) or made voluntary disclosures with respect to potential violations of any Aviation Regulations or (ii) has been cited in writing by the FAA or foreign aviation authorities for any material nonconformances, noncompliances, discrepancies or violations, including those identified during, or as a result of, any inspections or audits. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, the Company has not received any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Entity, the foreign equivalent thereof) pursuant to which a safety issue or deficiency was identified or found in any of the products of the Company or any of its Subsidiaries at any time since the Applicable Date, and no such Air Worthiness Directives are pending.

3.15.            Customers and Suppliers. Section 3.15 of the Company Disclosure Schedule sets forth an accurate and complete list of (a) the top six (6) customers of the Company and its Subsidiaries determined on the basis of the actual revenue received by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended December 31, 2023, but excluding any revenue derived from any Parent Commercial Contract (each such Person required to be listed in Section 3.15(a) of the Company Disclosure Schedule, a “Company Top Customer”) and (b) the top ten (10) suppliers of the Company and its Subsidiaries (on a consolidated basis) determined on the basis of the actual amounts paid for goods and services by the Company and its Subsidiaries (on a consolidated basis), during the fiscal year ended December 31, 2023 (each such Person required to be listed in Section 3.15(b) of the Company Disclosure Schedule, a “Company Top Supplier”). Since December 31, 2022, through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Company Top Customer or Company Top Supplier that such Company Top Customer or Company Top Supplier, as applicable, intends to materially adversely alter, terminate or fail to renew its relationship with the Company or any of its Subsidiaries.

3.16.         Employee Benefits.

(a)            Section 3.16(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan (or forms of Company Benefit Plans to the extent that such Company Benefit Plans do not materially differ from the form) and separately identifies each such Company Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Benefit Plan”).

(b)            With respect to each Company Benefit Plan, the Company has made available to Parent or its outside legal counsel, to the extent applicable, accurate and complete copies of (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts, guarantee agreements, valuations or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, (iv) the most recent IRS determination or opinion letter and (v) all material correspondence to or from any Governmental Entity received since the Applicable Date, with respect to such Company Benefit Plan. In addition, with respect to each such Company Benefit Plan that is an ERISA Plan, the Company has made available to Parent or its outside legal counsel, to the extent applicable, accurate and complete copies of the most recent summary plan description, together with all summaries of any material modifications thereto, and the two (2) most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(c)            Each Company Benefit Plan has been established, operated and administered, in all material respects, in compliance with its terms and applicable Laws, including ERISA and the Code. All contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP. There are presently (and, in respect of any pension scheme applicable to UK Company Employees, have since the Applicable Date been), no Proceedings (other than routine claims for benefits) by a Governmental Entity against any Company Benefit Plan or any trust related thereto and, in respect of any pension scheme applicable to UK Company Employees: (i) no such Proceedings are pending or threatened and (ii) no circumstances exist (including, for the avoidance of doubt, the approval or execution of this Agreement or consummation of the Transactions) which could give rise to the investigation, threat or instigation of any such Proceedings.

(d)          Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter (or opinion or advisory letter, if applicable) from the IRS with respect to its qualification or been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries have engaged in a transaction in connection with which the Company or any of its Subsidiaries would be subject to either a material civil penalty assessed pursuant to Section 409 or Section 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or Section 4976 of the Code.

(e)          (i) Neither the Company nor any Company ERISA Affiliate is or has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under any Multiemployer Plan in the last six (6) years, (ii) no Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and (iii) except where required by applicable Laws, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Affiliates has any obligation to provide any such benefits.

(f)            Neither the Company nor any of its Subsidiaries has incurred, during the last six (6) years, nor is expected to incur, any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or within the last six (6) years, maintained by any of them or any Company ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such Company Benefit Plan by more than a material amount, (iii) any such minimum funding requirements have been satisfied in all material respects, (iv) no waiver of any such minimum funding requirements or extension of any amortization period has been requested or granted, (v) no unsatisfied liability (other than for premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and (vii) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30)-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(g)            Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(h)            Neither the execution of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or (iv) otherwise give rise to any material liability under any Company Benefit Plan.

(i)            Neither the Company nor any of its Subsidiaries has any obligations to provide, and no Company Benefit Plan or other Contract provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(j)            (i) All Non-U.S. Company Benefit Plans (A) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a labor union, labor organization, works council or similar organization representing Company Employees in all material respects, (B) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity, and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, and (C) to the extent intended to be funded or book-reserved, are funded or book reserved, as appropriate, based upon reasonable actuarial assumptions in compliance with applicable local Law, and (ii) with respect to each Non-U.S. Company Benefit Plan, (A) other than any Non-U.S. Company Benefit Plan that is disclosed on Section 3.16(j) of the Company Disclosure Schedule, if required to be funded, the assets of such Non-U.S. Company Benefit Plan are sufficient under applicable local Law to provide for the payment of the relevant benefits in full or (B) if not required to be funded, the book reserves (determined in accordance with GAAP) are sufficient to provide for the payment of the relevant benefits. As of the date hereof, there is no actual, pending or threatened in writing Proceeding relating to any Non-U.S. Company Benefit Plan. In respect of any Non-U.S. Company Benefit Plan which is a pension scheme applicable to UK Company Employees, copies of the latest completed triennial actuarial valuations, schedules of contributions and recovery plans have been disclosed.

(k)            Other than any Company Benefit Plan that is disclosed on Section 3.16(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever (i) been an employer in relation to, participated in, or had any liability to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993 or the local equivalent thereof in France or (ii) to the Knowledge of the Company, in the six years prior to the date of this Agreement been an “associate” of or “connected” with (with the meanings given to them in Sections 435 and 249 of the United Kingdom Insolvency Act 1986 (respectively)) any Person who is or has been an employer in relation to a pension scheme to which Section 32, 43, 47 or 58 of the United Kingdom Pensions Act 2004 applies.

(l)                Since the Applicable Date no Person has previously transferred to the Company or any of its Subsidiaries pursuant to the EU Transfer Legislation. To the Knowledge of the Company, there is no UK Company Employee who has so transferred and who, prior to such transfer, participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

(m)              None of the Non-U.S. Company Benefit Plans in the UK contain any change of control or ‘poison pill’ provisions (howsoever called) which will, could or might be triggered (whether automatically or at the behest of any third party) by the approval or execution of this Agreement or consummation of the Transactions.

3.17.            Labor Matters.

(a)               Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Contract that is a collective bargaining agreement with a labor union, labor organization, works council or similar organization representing Company Employees and in effect as of the date of this Agreement (collectively, the “Company Labor Agreements”). To the Knowledge of the Company, there are no activities or proceedings pending by any individual or group of individuals, including representatives of any labor organizations, works councils or similar organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent or its outside legal counsel accurate and complete copies of each Company Labor Agreement (together with any variations of the same). The execution and delivery of this Agreement, shareholder or other approval of this Agreement and the consummation of the Transactions will not entitle any third party (including any labor organization, labor union, works council, similar organization representing Company Employees or Governmental Entity) to any material payments under any of the Company Labor Agreements, and the Company and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification, consultation and bargaining obligations arising under applicable Law or any Company Labor Agreements, including in relation to the execution of this Agreement and the consummation of the Transactions.

(b)              Since the Applicable Date, no strike, lockout, work stoppage, unfair labor practice, arbitration, grievance or other material labor dispute is or has been pending or, to the Knowledge of the Company, threatened. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Applicable Date, each of the Company and its Subsidiaries is and has been in compliance with the Company Labor Agreements and all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, harassment, retaliation, immigration, equitable pay practices, occupational safety and health, the appropriate classification of all current and former U.S. employees of the Company as “exempt” or “non-exempt,” the payment of appropriate overtime and the appropriate classification of employees as independent contractors. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act, the regulations promulgated thereunder or any similar U.S. state Law, or the local equivalent Laws outside of the United States or any social plan, relating to plant closings layoffs or collective dismissals that remains unsatisfied.

(c)               Since the Applicable Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of harassment or workplace misconduct by, and, to the Knowledge of the Company, no allegations of harassment or workplace misconduct have been made against, (i) any employee of the Company at the level of vice president or above or (ii) a member of the Company Board, in each case, in their capacity as such. To the Knowledge of the Company, as of the date of this Agreement there are no Proceedings or subpoenas currently pending or threatened in writing related to any allegations of harassment or workplace misconduct by any of the individuals identified in clauses (i) and (ii), in each case, in their capacity as such.

3.18.            Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws, (b) no property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (c) neither the Company nor any of its Subsidiaries has assumed any obligation, or liability for any Hazardous Substance disposal or contamination on any third-party property, which obligation remains in effect as of the date of this Agreement, (d) neither the Company nor any of its Subsidiaries is subject to any Order or Proceeding with any Governmental Entity (other than Orders or Proceedings that have been fully resolved with no further liability or obligations on the part of the Company or any of its Subsidiaries), or any Contract with any third party, which imposes on the Company or its Subsidiaries obligations or liabilities under any Environmental Law, (e) neither the Company nor any of its Subsidiaries has used, generated, treated, stored, disposed of, arranged for disposal of, transported, handled or released any Hazardous Substance or owned, occupied or operated any facility or property in a manner that would reasonably be expected to result in the Company or any of its Subsidiaries having any liability under Environmental Law and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any Proceeding, obligation, liability, cost or restriction on the ownership, use or transfer of any property pursuant to any Environmental Law.

3.19.            Tax Matters.

(a)               The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all material respects, (ii) have paid all material Taxes that are required to be paid by them whether or not shown on any Tax Returns other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP, (iii) have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes) and (iv) have complied with all information reporting (and related withholding) and record retention requirements relating to material Taxes.

(b)               No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that remains unpaid, and there are no pending or, to the Knowledge of the Company, threatened in writing Proceedings regarding any material Taxes of the Company and its Subsidiaries, in each case, other than deficiencies for Taxes or threatened Taxes that have been paid or are being contested in good faith in appropriate Proceedings and for which appropriate reserves have been established to the extent required by GAAP.

(c)                Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency, in each case, other than pursuant to extensions of a due date for filing a Tax Return obtained in the ordinary course of business.

(d)               There are no Encumbrances for any material amount of Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, is any Taxing Authority in the process of imposing an Encumbrance (other than any Permitted Encumbrance) for Taxes upon such assets.

(e)                Neither the Company nor any of its Subsidiaries is party to or bound by any material Tax sharing, allocation or indemnification Contract (other than those (i) solely between or among the Company or its Wholly Owned Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(f)                Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or one of its Subsidiaries) or (ii) has any obligation or liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) or as a transferee or successor.

(g)               Neither the Company nor any of its Subsidiaries has, in the past two (2) years, distributed shares of another Person, or has had shares of its stock distributed by another Person, in a distribution that was intended to be governed by Section 355 of the Code.

(h)               Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i)                 No jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return of a particular type has asserted in writing a claim that the Company or such Subsidiary is subject to Taxes of such type or required to file Tax Returns of such type in such jurisdiction.

(j)                 Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any Taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of Tax Law) executed prior to the Closing Date, (ii) any installment sale or open transaction disposition made prior to the Closing Date, (iii) any accounting method change for a Taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) any prepaid amount received on or prior to the Closing Date, (v) any deferred intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Tax Law) existing at or prior to the Closing Date or (vi) any election pursuant to Section 965(h) of the Code (or any corresponding provision of Tax Law) made with respect to any Taxable period (or portion thereof) ending on or prior to the Closing Date.

(k)                The accrual or reserves for Taxes with respect to the Company and each of its Subsidiaries for any Tax period ending on or before the Closing Date reflected on the Company’s financial statements (or the notes thereto) included in the Company Reports are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and each of its Subsidiaries for all periods through the date of such Company Reports and such accrual or reserves.

(l)                 None of the Company nor any of its Subsidiaries have claimed any employee retention credit pursuant to Section 2301 of the CARES Act or Section 3134 of the Code.

3.20.            Real Property.

(a)               Section 3.20 of the Company Disclosure Schedule sets forth an accurate and complete list of (i) all Owned Real Property and (ii) all Leased Real Property that is material to the businesses of the Company and its Subsidiaries.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)              the Company and its Subsidiaries have good and marketable title to all Owned Real Property and valid leasehold interests in all Leased Real Property, in each case free and clear of any Encumbrances (other than any Permitted Encumbrances);

(ii)             the Real Property has been maintained in accordance with normal industry practice and is in good operating condition and repair, except for ordinary wear and tear, and is suitable for the purposes for which it is currently used; and

(iii)            as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice of any pending or, to the Knowledge of the Company, threatened condemnation of any Real Property by any Governmental Entity.

3.21.            Intellectual Property; IT Assets; Privacy Matters.

(a)               Section 3.21(a) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date hereof, of all Registered patents, trademarks, copyrights and Internet domain names included in the Owned IPR, indicating for each item the record owner, registration or application number, registration or application date, and the applicable filing jurisdiction (or domain name registrar, in the case of Internet domain names).

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)              all Owned IPR is (A) subsisting and the issued or granted items included therein are, to the Knowledge of the Company, valid and enforceable and (B) not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Owned IPR;

(ii)             the Company and its Subsidiaries exclusively own all right, title and interest in and to all Owned IPR, free and clear of all Encumbrances, except for Permitted Encumbrances;

(iii)            the Company and its Subsidiaries own or have valid and sufficient rights to use all Intellectual Property Rights used in or necessary for the conduct of their respective businesses as currently conducted;

(iv)            since the Applicable Date, (A) to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Owned IPR and (B) neither the Company nor any of its Subsidiaries has asserted or threatened in writing, any action against any third party alleging such infringement, misappropriation or violation;

(v)             since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written claim (including any invitation to license) (A) contesting or challenging the use, validity, enforceability or ownership of any Owned IPR or (B) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party;

(vi)            to the Knowledge of the Company, the conduct of the respective businesses of the Company and its Subsidiaries has not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third party;

(vii)           each Person who is or was an employee or independent contractor of the Company or any of its Subsidiaries and has made a contribution to the development or creation of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries has assigned pursuant to an irrevocable present assignment to the Company or a Subsidiary thereof, as appropriate, all such Intellectual Property Rights (or the Company or a Subsidiary thereof owns such Intellectual Property Rights by operation of law), and, to the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property Rights;

(viii)          since the Applicable Date, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and, to the Knowledge of the Company, since the Applicable Date, there have not been any unauthorized uses or disclosures of any such Trade Secrets;

(ix)            the Company IT Assets (A) are sufficient to conduct the businesses of the Company and its Subsidiaries as conducted as of the date of this Agreement, (B) have not malfunctioned or failed since the Applicable Date and (C) to the Knowledge of the Company, are free from any time bomb, virus, software lock, drop dead device, worm, Trojan horse, ransomware or other malicious program, routine, device or other malicious feature;

(x)             since the Applicable Date, to the Knowledge of the Company, there has been no (A) unauthorized access to or unauthorized use of the Company IT Assets or the information stored or contained therein or transmitted thereby nor (B) any Cybersecurity Incident;

(xi)            since the Applicable Date, the Company and its Subsidiaries have maintained written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable and consistent with (A) all applicable Data Protection Laws and Cybersecurity Measures, (B) any applicable contractual commitments of the Company or any of its Subsidiaries relating to Personal Information, privacy, cybersecurity, breach notification or the security of electronic communications and (C) any public-facing privacy policies adopted by the Company or any of its Subsidiaries (clauses (A) through (C), collectively, the “Privacy and Security Requirements”);

(xii)           since the Applicable Date, (A) the Company and each of its Subsidiaries have (1) complied with all applicable Privacy and Security Requirements and (2) taken commercially reasonable steps to protect the confidentiality, privacy and security of all Personal Information that is collected, used, stored, transferred or otherwise processed by or on behalf of the Company or its Subsidiaries, (B) through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person or applicable Governmental Entity alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements or any legal obligations concerning such Personal Information and (C) to the Knowledge of the Company, no Person has gained unauthorized access to or misused any Personal Information; and

(xiii)          since the Applicable Date, neither the Company nor its Subsidiaries has received any funding or support from a Governmental Entity or agency or nonprofit organization in the development of any Owned IPR that have resulted in any such Governmental Entity, agency or nonprofit organization obtaining ownership rights in, licenses to, or other rights to use or exploit (or the option to obtain any of the foregoing rights to, including any “march in” rights), such Owned IPR, other than assignments or licenses of Owned IPR that are explicitly granted to such Governmental Entity or agency or nonprofit organization in Company Government Contracts with the Company or its Subsidiaries that are set forth on Section 3.11(a)(iii) of the Company Disclosure Schedule.

3.22.            Related Party Transactions. Since the Applicable Date, no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand, are in existence that were not, but were required to be, disclosed under Item 404 of Regulation S-K of the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursement of expenses in the ordinary course of business).

3.23.            Insurance. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and provide, in the reasonable judgment of the Company, adequate coverage for normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets. Each such Insurance Policy is in full force and effect (except for ordinary course terminations after the date of this Agreement or for which substitute or replacement insurance is obtained therefor), and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (including with respect to the Transactions) that, with or without notice or lapse of time, would constitute a breach of or default under, or would permit a termination, non-renewal or material modification of any of the Insurance Policies, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

3.24.            Takeover Statutes; No Stockholder Rights Plan. No “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation, or similar anti-takeover provision in the Company’s Organizational Documents, is applicable to this Agreement or the Merger, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries or prevent, materially impair or materially delay the ability of the Company to consummate the Transactions. There is no stockholder rights plan, or similar device, Contract or instrument in effect with an intended similar effect as any stockholder rights plan, to which the Company or any of its Subsidiaries is a party or otherwise bound. The Company’s certificate of incorporation provides that the Company has elected not to be governed by Section 203 of the DGCL.

3.25.            Brokers and Finders. Except for Morgan Stanley & Co. LLC and Moelis & Company LLC pursuant to and to the extent provided in the agreements described in the following sentence and made available (which, for this purpose, includes by email) to Parent prior to the date of this Agreement, neither the Company, nor any of its Subsidiaries has employed or retained any broker, finder or investment bank, or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees, in each case, in connection with the Transactions (including, for the avoidance of doubt, any action contemplated by Section 5.5). The Company has made available to Parent true, correct and complete copies (which, for this purpose, includes by email) of all agreements under which Morgan Stanley & Co. LLC and Moelis & Company LLC are entitled to any such fees or any indemnification rights related to the Transactions.

3.26.            Disclosure Documents. The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Registration Statement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, as of the date such Proxy Statement is mailed to the Company Stockholders and at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Proxy Statement.

3.27.            No Other Representations or Warranties; Non-Reliance.

(a)                Except for the express written representations and warranties made by the Company in this Article III of this Agreement and in any certificate delivered pursuant to Section 6.2(d) of this Agreement, neither the Company nor any other Person makes, has made or has been authorized to make, and the Company, on behalf of itself and each such other Person, expressly disclaims, any express or implied representation or warranty with respect to the Company or any of its Affiliates, or with respect to any other information provided to Parent, Merger Sub or their respective Affiliates or Representatives in connection with this Agreement or the Transactions, including the accuracy, completeness or timeliness thereof. None of the Company or any of its Subsidiaries or its or their respective Representatives has relied on, and none are relying on, any representations or warranties from Parent or any of its Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement.

(b)               The Company expressly acknowledge and agree (on their own behalf and on behalf of each of their respective Representatives and Subsidiaries) that, except for the express representations and warranties expressly contained in Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement, neither Parent nor any of its Subsidiaries, Affiliates or Representatives makes, has made in connection with this Agreement or the Transactions or has been authorized to make in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, and none of the Company or any of its Representatives or Affiliates has relied upon in connection with their evaluation of Parent and its Subsidiaries or the negotiation of this Agreement or otherwise been induced to enter into the this Agreement by, any other representation or warranty, whether or not express or implied, by or on behalf of Parent, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person, or with respect to any other information provided or made available to the Company or any of its Representatives or Affiliates by or on behalf of Parent, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, including any information, documents, projections, forecasts or other material made available to the Company or its Representatives in any “data rooms,” management presentations or otherwise in connection with this Agreement or the Transactions, their evaluation of Parent and its Subsidiaries or the negotiation of this Agreement.

Article IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the Parent Reports that are publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System and were filed after the Applicable Date and prior to the date of this Agreement (but excluding any disclosure contained under the heading “Risk Factors” (other than any factual information contained therein) or in any “forward-looking statements” legend therein) and other than with respect to the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.5(a), or in the corresponding sections of Parent’s confidential disclosure schedule delivered to the Company in connection with this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub each jointly and severally make the representations and warranties, as applicable, set forth in this Article IV.

4.1.              Organization, Good Standing and Qualification.

(a)                Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted in all material respects and (iii) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions or have a Parent Material Adverse Effect. Parent has provided to the Company the complete and correct copies of Merger Sub’s Organizational Documents as amended through the date of this Agreement.

(b)               Each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions. Each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) has all requisite corporate or similar organizational power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.2.              Capitalization of Parent.

(a)               As of the Capitalization Date, the authorized capital stock of Parent consists of 1,200,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, of the par value $1 each (“Parent Preferred Stock”). As of the Capitalization Date (i) 615,472,741 shares of Parent Common Stock were issued and outstanding, (ii) 396,788,418 shares of Parent Common Stock were issued and held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 58,657,458 shares of Parent Common Stock were reserved for issuance, (v) no shares of Parent Preferred Stock were reserved for issuance, (vi) options to purchase 796,709 shares of Parent Common Stock were outstanding and (vii) other stock-based awards (other than shares of restricted stock or other equity-based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 8,398,211 shares of Parent Common Stock were outstanding (assuming maximum performance for outstanding performance based restricted stock units).

(b)               Since the Capitalization Date and through the date of this Agreement, except for securities issued or issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, (i) no shares of Parent Common Stock or Parent Preferred Stock have been repurchased or redeemed or issued, and (ii) no shares of Parent Common Stock have been reserved for issuance.

(c)                Neither Parent nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the equityholders of Parent or any of its Subsidiaries on any matter.

(d)               Except for securities issued or issuable pursuant to employee benefit plans or arrangements, including options issued pursuant to Parent stock option plans and awards payable in Parent Common Stock, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, Contracts, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any of the foregoing securities.

4.3.              Capitalization and Business of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock of Merger Sub, no par value. All such shares have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent. Since the date of its incorporation, Merger Sub has not engaged in any business or operations or incurred any liabilities or obligations, except pursuant to this Agreement.

4.4.              Corporate Authority. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and comply with this Agreement and to consummate the Transactions, subject only to the adoption by Parent (as the sole stockholder of Merger Sub) of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.5.              Governmental Filings; No Violations.

(a)               Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits or authorizations (i) under any Antitrust Law, (ii) under any Foreign Investment Law, (iii) under the other Regulatory Approvals, (iv) pursuant to the DGCL, (v) required to be made with or obtained from the SEC, (vi) required to be made with or by NYSE, (vii) under the Takeover Statutes and state securities and “blue sky” Laws and (viii) as set forth in Section 3.4(a) of the Company Disclosure Schedule, in each case, as applicable, no waiting periods, filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by Parent or any of its Subsidiaries with or from any Governmental Entity in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b)               The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions by Parent and Merger Sub, will not (i) constitute or result in a breach or violation of or conflict with the Organizational Documents of Parent or Merger Sub or (ii) assuming compliance with the matters referred to in Section 4.5(a), (A) violate or conflict with any Law to which Parent or Merger Sub or any of their respective Affiliates is subject or (B) with notice, lapse of time or both, constitute a breach of or default under, or cause or permit the termination, acceleration or creation of any right or obligation under, or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to any provision of any Contract binding on Parent or Merger Sub, except, in the case of clause (ii) of this Section 4.5(b), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.6.              Compliance with Laws. Since the Applicable Date, (A) the businesses of Parent and each of its Subsidiaries have been conducted in compliance with applicable Law (excluding the FCPA, Other Anti-Bribery Laws and Export and Sanctions Regulations), (B) Parent and its Subsidiaries have instituted, maintained and operated in accordance with internal policies, procedures and controls designed to ensure compliance with applicable Law and (C) neither Parent nor any of its Subsidiaries has received any written notice or other written communication from a Governmental Entity asserting noncompliance with any applicable Law by Parent or any of its Subsidiaries except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.7.              Parent Reports. Since the Applicable Date, Parent has filed or furnished, on a timely basis, each Parent Report required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act, each of which, as of its respective date, after giving effect to any amendments, supplements or superseding filings thereto filed or furnished prior to the date of this Agreement, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable, and (ii) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

4.8.              Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)                Parent (with respect to itself and its consolidated Subsidiaries) maintains internal control over financial reporting as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Since the Applicable Date, Parent’s disclosure controls and procedures have been reasonably designed to provide reasonable assurance that (i) all material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer, its principal financial officer or those individuals responsible for the preparation of the consolidated financial statements of Parent included in the Parent Reports to allow timely decisions regarding required disclosure and to make the certifications required by Rule 13a-14 or Rule 15d-14 under the Exchange Act and pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) transactions are executed only in accordance with the authorization of management and (iv) reasonable prevention and timely detection of the unauthorized acquisition, use or disposition of the properties and assets of Parent and its Subsidiaries.

(b)               Since the Applicable Date, Parent has disclosed, based on the most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board, (i) any “significant deficiencies” in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information.

(c)               Since the Applicable Date and prior to the date of this Agreement, Parent has not received any complaints regarding material violations of or deficiencies in Parent’s accounting controls, internal accounting controls or auditing matters that have not been reported to the audit committee of the Parent Board.

4.9.              Financial Statements; Undisclosed Liabilities.

(a)                Financial Statements. Each of the consolidated financial statements included in the Parent Reports (including all related notes and schedules, where applicable) filed since the Applicable Date was prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements to the extent permitted by the SEC), and fairly presents, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, in each case, which are not material).

(b)               Undisclosed Liabilities. There are no obligations or liabilities of any kind of Parent or any of its Subsidiaries required by GAAP to be reflected or reserved on a consolidated balance sheet of Parent and its Subsidiaries included in the Parent Reports, except (i) as reflected or reserved against in the consolidated balance sheet of such Parent Reports, (ii) those incurred in the ordinary course of business since December 31, 2023, or incurred pursuant to the terms of this Agreement or (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.10.            Litigation. As of the date of this Agreement, there are no (a) Proceedings against Parent or any of its Subsidiaries pending or, to the Knowledge of Parent, threatened, or (b) Orders to which Parent or Merger Sub or any of their respective Subsidiaries is a party or subject, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

4.11.            Absence of Certain Changes. Since December 31, 2023, and prior to the date of this Agreement, there has not been any event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.12.            Disclosure Documents. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Registration Statement. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) will not, as of the date such Proxy Statement is mailed to the Company Stockholders and at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates for inclusion in the Proxy Statement.

4.13.            No Other Representations or Warranties; Non-Reliance.

(a)                Except for the express written representations and warranties made by Parent and Merger Sub in this Article IV of this Agreement and in any certificate delivered pursuant to Section 6.3(d) of this Agreement, none of Parent, Merger Sub or any other Person makes, has made or has been authorized to make, and Parent, on behalf of itself, Merger Sub and each such other Person, expressly disclaims, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Affiliates, or with respect to any other information provided to the Company or its Affiliates or Representatives in connection with this Agreement or the Transactions, including the accuracy, completeness or timeliness thereof. None of the Company, its Subsidiaries or its Affiliates or its or their respective Representatives has relied on, and none are relying on, any representations or warranties from Parent, Merger Sub or any of their respective Subsidiaries or any other Person in determining to enter into this Agreement, except for the representations and warranties expressly set forth in this Article IV or in any certificate delivered pursuant to Section 6.3(d) of this Agreement.

(b)               Parent and Merger Sub expressly acknowledge and agree (on their own behalf and on behalf of each of their respective Representatives and Subsidiaries) that, except for the express representations and warranties expressly contained in Article III or in any certificate delivered pursuant to Section 6.2(d) of this Agreement, neither the Company nor any of its Subsidiaries, Affiliates or Representatives makes, has made in connection with this Agreement or the Transactions or has been authorized to make in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, and none of Parent, Merger Sub or any of their respective Representatives or Affiliates has relied upon in connection with their evaluation of the Company and its Subsidiaries or the negotiation of this Agreement or otherwise been induced to enter into the this Agreement by, any other representation or warranty, whether or not express or implied, by or on behalf of the Company, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person, or with respect to any other information provided or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates by or on behalf of the Company, any of its Subsidiaries or Affiliates, any of their respective Representatives or any other Person in connection with this Agreement or the Transactions or in connection with the negotiation of this Agreement, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in any “data rooms,” management presentations or otherwise in connection with this Agreement or the Transactions, their evaluation of the Company and its Subsidiaries or the negotiation of this Agreement.

Article V

Covenants

5.1.              Interim Operations. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, and except (i) as required or expressly permitted or contemplated by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.1(c), (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (v) as set forth in Section 5.1 of the Company Disclosure Schedule:

(a)               The Company shall, and shall cause each of its Subsidiaries to (provided, with respect to non-Wholly Owned Subsidiaries, Company shall cause such Subsidiaries to the extent within its reasonable control), use its and their respective reasonable best efforts to (x) conduct its business in all material respects in the ordinary course of business, (y) to the extent consistent therewith, preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities and key customers, suppliers, distributors, creditors, lessors, employees (including any labor union, labor organization, works council or other similar organization) and business associates and keep available the services of its and their present officers, key employees and workforce (including any directors), and (z) maintain in force and enforce internal policies, procedures and controls (as updated or amended from time to time) designed to ensure compliance with applicable Law; provided that (i) no action or inaction by the Company or any of its Subsidiaries with respect to any matters specifically permitted by any portion of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action or inaction would constitute a breach of such portion of Section 5.1(b); and (ii) the failure of the Company or any of its Subsidiaries to take any action prohibited by Section 5.1(b) shall in no circumstances be deemed a breach of this Section 5.1(a);

(b)               The Company shall not, and shall cause its Wholly Owned Subsidiaries not to (provided, with respect to non-Wholly Owned Subsidiaries, the Company shall instruct its directors and officers of such Subsidiary to use their reasonable best efforts to cause such Subsidiaries not to, the extent within their reasonable authority and control):

(i)              amend its or their respective Organizational Documents;

(ii)             adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries;

(iii)            acquire (including by acquisition of equity (including any debt securities convertible into equity) or assets) any business, Person, equity interest in any Person, material properties or material assets, other than (A) acquisitions of inventory or other goods or services in the ordinary course of business consistent with past practice or (B) solely in the case of acquisitions of properties or assets (but not businesses, Persons or equity interests), acquisitions (x) for consideration not in excess of $5,000,000 in any individual transaction or series of related transactions or $15,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement or (y) expressly contemplated by the Company’s then-current capital budget described in or adopted in accordance with the terms of Section 5.1(b)(x);

(iv)            transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material assets of the Company or any of its Subsidiaries, or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon any such assets (in each case, excluding Intellectual Property Rights), except (A) for inventory in the ordinary course of business consistent with past practice, (B) for obsolete assets in the ordinary course of business consistent with past practice, (C) for properties or assets with a fair market value not in excess of $5,000,000 individually, or $15,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, or (D) pursuant to existing contractual rights or obligations in effect prior to the date of this Agreement and made available to Parent or its outside legal counsel prior to the date of this Agreement;

(v)             transfer, sell, lease, license, abandon, cancel, allow to lapse, or otherwise dispose of any material Intellectual Property Rights of the Company or any of its Subsidiaries, or incur, permit or suffer to exist the creation of any material Encumbrance (other than a Permitted Encumbrance) upon, any such material Intellectual Property Rights, except (A) the lapse or expiration of Registered Owned IPR at the end of its natural term or (B) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(vi)            issue, sell, dispose of, grant, transfer, encumber or otherwise enter into any Contract with respect to the voting of, any equity interests of the Company or any of its Subsidiaries, convertible or exchangeable securities in respect of such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests or such convertible or exchangeable securities in each case, other than (A) any such transaction or action by a Wholly Owned Subsidiary of the Company to the Company or between or among Wholly Owned Subsidiaries of the Company, (B) issuances in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms, (C) grants of Company Equity Awards after the date of this Agreement as permitted by Section 5.1(b)(xx) without violation of this Agreement, or issuances in respect of such Company Equity Awards in accordance with their terms, (D) as permitted by Section 5.1(b)(ix), (E) pursuant to, or rights granted under, the Company Exchangeable Notes in effect as of the date of this Agreement or (F) pursuant to the ESPP in accordance with its terms as of the date of this Agreement and in compliance with Section 2.3(d);

(vii)           (A) make any loans or advances to, or provide any guarantees on behalf of, any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries or between or among any of its Wholly Owned Subsidiaries) in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, other than pursuant to existing contractual obligations in effect as of the date of this Agreement and made available to Parent prior to the date of this Agreement, (B) cancel, modify or waive any Indebtedness or other amounts owed to the Company or any of its Subsidiaries having in each case a value in excess of $2,000,000 individually, or $5,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, other than in the ordinary course of business consistent with past practice or Indebtedness or other amounts owed between or among the Company and any of its Subsidiaries in the ordinary course of business, or (C) incur any Indebtedness in excess of $10,000,000 individually or $25,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, assume or guarantee the Indebtedness of any other Person (other than the Company or any of its Subsidiaries), or make any voluntary prepayment in respect of any Indebtedness in each case of this clause (C), other than (1) intercompany borrowings, (2) capital or finance leases entered into after the date hereof in the ordinary course of business or (3) under surety or performance bonds and letters of credit in existence as of the date hereof and made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business and without violation of Section 5.1(b)(xi);

(viii)          declare, set aside or pay any dividend or other distribution, with respect to any securities of the Company or its Subsidiaries, other than dividends or other distribution paid by any Wholly Owned Subsidiary of the Company to the Company or to any other Wholly Owned Subsidiary of the Company;

(ix)            reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or enter into any agreement to do any of the foregoing with respect to any equity interests of the Company or any Subsidiary of the Company or securities convertible or exchangeable in respect of such equity interests, in each case, other than (A) to satisfy applicable Tax withholding or exercise prices upon vesting, settlement or exercise of any Company Equity Award outstanding on the date of this Agreement or granted after the date of this Agreement as permitted by Section 5.1(b)(xx), (B) repurchases of shares of capital stock as permitted under any Company Equity Award outstanding on the date of this Agreement or granted after the date of this Agreement as permitted by Section 5.1(b)(xx) or (C) any such transactions solely involving Wholly Owned Subsidiaries of the Company;

(x)             (A) authorize any new capital expenditures, in each case, other than (I) for capital expenditures first authorized in 2024, as contemplated by the Company’s existing capital budget for calendar year 2024 set forth in Section 5.1(b)(x)(A) of the Company Disclosure Schedule, (II) for capital expenditures first authorized in calendar year 2025, as contemplated by the Company’s capital budget for calendar year 2025 so long as such 2025 capital budget allocates capital expenditures substantially consistently with the Company’s 2024 capital budget, does not exceed the Company’s 2024 capital budget by more than five percent (5%) and is delivered to Parent by no later than February 1, 2025, or (III) any unbudgeted capital expenditures not to exceed $10,000,000 individually, or $25,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement, or (B) fail to make material capital expenditures expressly contemplated by the Company’s capital budget then in effect, except to the extent that the Company determines, in good faith after consultation with Parent, that delaying such capital expenditure or utilizing the amounts otherwise budgeted for such capital expenditure for other purposes is reasonably necessary under the circumstances existing at any time;

(xi)            other than with respect to Contracts relating to the activities described in any other clause of this Section 5.1(b), which shall be governed by those respective clauses, enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (including by amending any Contract in a manner that would make such Contract a Company Material Contract), other than any Contract of the type described in Section 3.11(a)(ii) (solely with respect to Contracts with a Company Top Supplier), Section 3.11(a)(iii) (excluding any fixed-price Contracts), Section 3.11(a)(iv) (excluding any Material Company Bid for a fixed-price Contract), Section 3.11(a)(v) (excluding any Contract of a type required to be disclosed under any other clause of Section 3.11(a)), Section 3.11(a)(vi) (solely with respect to personal property) or Section 3.11(a)(xi) (solely with respect to customer or supplier Contracts containing customary indemnification obligations), in each case, that is entered in the ordinary course of business consistent with past practice, in each case; provided that such Contract does not provide that the Transactions or any divestiture of any businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company and its Subsidiaries in connection with the Transactions would constitute a breach or default thereunder or permit the termination, acceleration, or creation of any right or obligation thereunder, or result in the creation of an Encumbrance on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant thereto or otherwise prevent, materially impair, or materially delay the ability of the Parties to consummate the Transactions;

(xii)           assign, terminate, fail to renew, materially amend or waive any material rights under any Company Material Contract (other than non-renewals, non-material amendments or non-material waivers in the ordinary course of business);

(xiii)          amend, terminate or allow to lapse any material Company License held by the Company or any of its Subsidiaries in a manner that materially and adversely impacts the ability of the Company and its Subsidiaries to conduct their respective businesses;

(xiv)          except in the ordinary course of business consistent with past practice or for which replacement insurance is to be obtained on substantially equivalent terms, voluntarily terminate, cancel or modify any material third-party insurance policies;

(xv)           other than any Transaction Litigation, which shall be governed exclusively by Section 5.14, settle or compromise any Proceeding (A) for an amount in excess of $15,000,000 individually, or $30,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement (net of any insurance proceeds or indemnity, contribution or similar payments received by the Company or any Wholly Owned Subsidiary of the Company in respect thereof, or amounts reserved for such matters in the consolidated financial statements included in the Company’s Form 10-K for the year ended December 31, 2023 by the Company or such Wholly Owned Subsidiary), (B) which involves any criminal liability of the Company or any of its Wholly Owned Subsidiaries, (C) which results in any non-monetary obligation or binding precedential effect that is material to the Company and its Subsidiaries (taken as a whole) or would be binding on Parent’s or its Subsidiaries’ operations after the Closing or (D) that is a stockholder derivative Proceeding or a Proceeding commenced by a Governmental Entity;

(xvi)          make any material changes with respect to any financial accounting policies or procedures, in each case, except as required by GAAP or SEC rules or policies (or any interpretation thereof) or any regulatory accounting requirements (or any interpretation thereof) or any Governmental Entity (including the Financial Accounting Standards Board or any similar organization);

(xvii)         write up, write down or write off the book value of any material assets of the Company or any of its Subsidiaries, except to the extent required by GAAP as consistently applied by the Company since the Applicable Date;

(xviii)        enter into any new line of business that is not incidental to, or an iteration, extension, natural evolution, expansion or advancement of, the lines of business of the Company or any of its Subsidiaries as of the date of this Agreement;

(xix)           (A) make (other than in the ordinary course of business), change or revoke any material Tax election, (B) change any material Tax accounting period or method, (C) file any material amended Tax Return, (D) enter into any closing agreement with respect to material Taxes, (E) settle any material Tax claim, audit, assessment or dispute, (F) enter into any material Tax indemnification, sharing, allocation reimbursement or similar agreement, arrangement or understanding, (G) initiate any voluntary Tax disclosure or Tax amnesty or similar filings with any Taxing Authority with respect to U.S. state or local Taxes and other than in connection with the CAP Program, (H) fail to timely file any material Tax Returns (taking into account any extension of time within which to file) or pay any Tax that becomes due and payable (other than Taxes that are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP), or (I) surrender any right to claim a material Tax refund;

(xx)            except as required pursuant to the terms of any Company Benefit Plan in effect as of the date hereof, any Company Labor Agreement (as may be amended pursuant to this Agreement), or as otherwise required by applicable Law, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Company Employee, except for (1) increases in annual base salary or wage rate in the ordinary course of business consistent with past practice that do not exceed five percent (5%) in the aggregate or, for (x) employees at the level of Vice President or above, four percent (4%) individually or (y) all other employees, eight percent (8%) individually (in each case, excluding any Company Employee represented by a representative body, labor organization, labor union, works council or similar organization where such increase in base salary or wage rate is mandated by the terms of any existing agreement (as may be amended) with such representative body, labor organization, labor union, works council or similar organization), (2) the payment of annual bonuses for completed periods based on actual performance in the ordinary course of business consistent with past practice, (3) promotions below the level of Vice President in the ordinary course of business and promotions in accordance with part (G) below and (4) benefits, fringe benefits and de minimis amounts payable or provided in the ordinary course of business consistent with past practice, (B) become a party to, establish, adopt, amend, commence participation in or terminate any material Company Benefit Plan or any arrangement that would have been a material Company Benefit Plan had it been entered into prior to this Agreement, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards, or materially amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any material loans or issue any loans (other than routine travel advances issued in the ordinary course of business consistent with past practice) to any Company Employee, (G) hire any employee at the level of Vice President or above, except for individuals hired or promoted following the date hereof to replace employees at the level of Vice President or above who terminate employment on or following the date of this Agreement or (H) terminate the employment of any employee at the level of Vice President or above, other than for cause;

(xxi)           other than as required pursuant to the terms of a Company Labor Agreement, become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other Contract with a labor union, labor organization, works council or similar organization, except renewals of existing Company Labor Agreements in accordance with the terms thereof;

(xxii)          implement any plant closing or mass layoff, collective redundancy or restructuring exercise; or

(xxiii)         agree, authorize or commit to do any of the foregoing.

(c)               Without limiting the Company’s obligations under Section 5.1(b), Section 5.1(a) shall not prevent the Company or any of its Subsidiaries from taking or failing to take any such actions in good faith and in a commercially reasonable manner as are reasonably necessary to protect the health and safety of the personnel or employees of the Company or any of its Subsidiaries in direct response to a Contagion Event (including taking or following any Pandemic Measures); provided that, except in exigent circumstances, the Company consults in good faith with Parent regarding the merits thereof prior to taking any such action, considers in good faith any reasonable requests made by Parent in respect of such actions and keeps Parent reasonably informed of each such action.

(d)               Notwithstanding the foregoing in Section 5.1, (i) nothing contained in this Agreement is intended to or shall give Parent or any of its Affiliates, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing, including the Company’s and its Subsidiaries full discretion, authority and decision making over any and all matters relating to any Parent Commercial Contracts pursuant to the terms thereof, and any changes, modifications, supplements or amendments thereto in accordance with the terms thereof (provided that the foregoing in this clause (i) shall not be deemed to limit any rights of Parent or any of its Affiliates under such Parent Commercial Contracts), (ii) the Company and its Subsidiaries will not be required to take any action or prohibited from taking any action required or prohibited by this Agreement if the inclusion of such requirement or prohibition in this Agreement would reasonably be expected to violate applicable Law (including Antitrust Law), and (iii) prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

5.2.              Acquisition Proposals; Change of Recommendation.

(a)               Termination of Existing Discussions. The Company shall, and shall cause its Wholly Owned Subsidiaries and its and their respective directors and officers to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries to, promptly cease and cause to be terminated any solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to any Acquisition Proposal, and (i) if such Person has executed a confidentiality agreement in connection therewith, request the prompt return or destruction of all confidential information relating to the Company and any of its Subsidiaries, subject to the terms and conditions of such confidentiality agreement, and (ii) if applicable, terminate any diligence access through physical or electronic dataroom(s) previously granted to such Person. The Company shall not, and shall cause its Wholly Owned Subsidiaries and its and their respective directors and officers not to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries not to, terminate, waive, amend or modify any provision of any confidentiality or standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal) to which the Company or any of its Subsidiaries is or becomes a party and shall, and shall cause its Wholly Owned Subsidiaries to, and shall instruct and use reasonable best efforts to cause its non-Wholly Owned Subsidiaries to, enforce the provisions of any such agreements; provided in each case, that the Company shall be permitted to release or waive any such standstill obligations (or other similar restrictions that would prevent the making or pursuing of any confidential, non-public Acquisition Proposal) to permit a Person to make and pursue and submit a confidential, non-public Acquisition Proposal to the extent that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law.

(b)               No Solicitation. Except as expressly permitted by this Section 5.2, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, the Company shall not, and shall cause its Wholly Owned Subsidiaries and its and their directors and officers not to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries not to, directly or indirectly:

(i)              initiate, solicit, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal;

(ii)             participate in any discussions or negotiations (other than with Parent and its Representatives) regarding any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions); or

(iii)            disclose any nonpublic information to any Person concerning the Company or its Subsidiaries in connection with any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal.

(c)                Exceptions. Notwithstanding anything to the contrary set forth in Section 5.2(a) or Section 5.2(b), prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal which did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder), (i) the Company and its Representatives may contact the Person or Group (including its or their Representatives) that made such Acquisition Proposal in writing to request written clarification of the terms and conditions thereof and (ii) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may take the actions set forth in Section 5.2(b)(ii) and Section 5.2(b)(iii); provided that prior to any disclosure of any information contemplated by Section 5.2(b)(iii) by or on behalf of the Company, the Person or Group making such Acquisition Proposal must execute a confidentiality agreement with the Company with confidentiality and use terms in favor of the Company that are not less restrictive in any material respect than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any standstill obligations (or other similar restrictions that would prevent the making or pursuing of any Acquisition Proposal)), and the Company shall substantially concurrently with the delivery to such Person or Group of any such nonpublic information concerning the Company or any of its Subsidiaries, provide or make available such information to Parent or its outside legal counsel, to the extent not previously provided or made available (subject to the terms of the Confidentiality Agreement and Clean Team Agreement).

(d)               Notice of Acquisition Proposals. The Company shall promptly (but, in any event, within 24 hours) notify Parent in writing if any Acquisition Proposal or any inquiry with respect to the making of an Acquisition Proposal is received by, any information is requested in connection with any Acquisition Proposal from, or any discussion or negotiation with respect to an Acquisition Proposal is sought to be initiated or continued with, it or any of its Representatives acting on the Company’s behalf or at its direction, setting forth in such notice the name of the Person(s) making the Acquisition Proposal or inquiry, requesting such information or seeking to initiate or continue such discussion or negotiation and the material terms and conditions of any such Acquisition Proposal or inquiry (including, if applicable, copies of any written requests, proposals or offers, any substantive written communications between the Company or any of its Representatives and the Person(s) making the Acquisition Proposal or its Representatives, or other materials that describe the terms and conditions of such Acquisition Proposal received in connection with any such Acquisition Proposal or inquiry, including proposed agreements) and thereafter shall promptly (but, in any event, within 24 hours) (i) keep Parent reasonably informed of the status and terms of any material developments regarding any such Acquisition Proposal or inquiry (including any material amendments thereto) and the status of any such discussions or negotiations and (ii) provide to Parent (or its outside legal counsel) copies of all written materials that describe the terms and conditions of such Acquisition Proposal provided by, or on behalf of, such Person(s) to the Company or any of its Representatives and any substantive written communications between the Company or any of its Representatives and the Person(s) making the Acquisition Proposal or its Representatives.

(e)                No Change of Recommendation or Alternative Acquisition Agreement.

(i)              Except as permitted by Section 5.2(e)(ii), Section 5.2(e)(iii) or Section 5.2(f), the Company Board shall not (A) effect a Change of Recommendation, (B) approve or recommend, or publicly declare advisable, any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal, (C) approve, recommend, enter into or publicly declare advisable or publicly propose to enter into any Alternative Acquisition Agreement or (D) agree, authorize or commit to do any of the foregoing.

(ii)             Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Requisite Company Vote is obtained, in response to an Acquisition Proposal that did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder) and that the Company Board determines, in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, the Company Board may (x) effect a Change of Recommendation or (y) terminate this Agreement pursuant to and in accordance with Section 7.3(b) and substantially concurrently with such termination enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, however, that prior to taking any such action: (A) the Company must give Parent written notice of its intention to take such action at least four (4) Business Days in advance (the “Takeover Notice Period”), which notice shall include all information required by Section 5.2(d), mutatis mutandis (it being understood that each time any material revision or material amendment to the terms of such Acquisition Proposal is made, the Takeover Notice Period shall be extended for an additional three (3) Business Days); (B) during the Takeover Notice Period, to the extent requested by Parent, the Company negotiates in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (C) at the end of the Takeover Notice Period, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any written revisions to this Agreement proposed by Parent and any other information offered by Parent prior to the end of the Takeover Notice Period), that such Acquisition Proposal continues to be a Superior Proposal and failure to make a Change of Recommendation or terminate this Agreement and substantially concurrently with such termination enter into an Alternative Acquisition Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law.

(iii)            Notwithstanding anything in this Agreement to the contrary, the Company Board may, at any time prior to the time the Requisite Company Vote is obtained, effect a Change of Recommendation in response to an Intervening Event if: (A) the Company provides Parent with four (4) Business Days’ prior written notice of its intention to take such action, which notice shall include the material information considered by the Company Board with respect to such Intervening Event; (B) during such four (4) Business Day period, to the extent requested by Parent, the Company negotiates in good faith with Parent regarding any adjustments or modifications to the terms of this Agreement proposed by Parent; and (C) at the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel (after taking into account any adjustments or modifications to the terms of this Agreement committed to by Parent in writing and any other information offered by Parent), that the failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f)                Certain Permitted Disclosure. Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law, (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that no disclosure or communication will be permitted pursuant to this clause (iii) that constitutes a Change of Recommendation or has the effect of any action or communication prohibited by Section 5.2(e)(i) unless the Company Board has complied with Section 5.2(e)(ii) or Section 5.2(e)(iii), as applicable; provided, further, that this Section 5.2(f) shall not be deemed to affect whether any such disclosure described in this this Section 5.2(f) (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) in and of itself would otherwise be deemed to be a Change of Recommendation.

5.3.              Proxy Statement; Registration Statement; Company Stockholders Meeting.

(a)               As promptly as practicable and in any event within thirty (30) Business Days after the date of this Agreement, (i) the Company shall prepare a preliminary proxy statement/prospectus relating to the Company Stockholders Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, and the definitive proxy statement/prospectus related thereto, the “Proxy Statement”) and shall file such preliminary proxy statement/prospectus with the SEC and (ii) Parent shall prepare a registration statement on Form S-4 pursuant to which shares of Parent Common Stock issuable in connection with the Transactions will be registered with the SEC (together with any amendments or supplements thereto, the “Registration Statement”), of which the Proxy Statement will be a part, and shall file such Registration Statement with the SEC. The Company, Parent and Merger Sub shall promptly furnish to the other Parties all information concerning themselves and their Affiliates that is required by Law to be included in the Registration Statement or the Proxy Statement, as applicable, and shall provide reasonable cooperation in the preparation of the Registration Statement or the Proxy Statement, as applicable, as may be reasonably requested by Parent or the Company, as applicable. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement and the Proxy Statement cleared by the SEC as promptly as practicable, including by responding to any comments of the SEC with respect thereto, and the Company shall use reasonable best efforts to mail the Proxy Statement and all other proxy materials for the Company Stockholders Meeting to its stockholders as of the record date for the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective. Except to the extent prohibited by Law, each Party shall notify the other Parties promptly (and in any case within twenty-four (24) hours) of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement or for additional information and shall provide the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement or the Proxy Statement. The Company shall use reasonable best efforts to cause the Proxy Statement at the date that it (and any amendment or supplement thereto) is first filed or delivered to the stockholders of the Company and at the time of the Company Stockholders Meeting to comply as to form and substance in all material respects with the requirements of the applicable Law; provided that the Company makes no covenant or representation with respect to any information provided by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement. Parent shall use reasonable best efforts to cause the Registration Statement at the date that it (and any amendment or supplement thereto) is first filed and at the Effective Time to comply as to form and substance in all material respects with the requirements of the applicable Law; provided that Parent and Merger Sub make no covenant or representation with respect to any information provided by the Company or any of its Affiliates for inclusion or incorporation by reference in the Registration Statement. If, at any time prior to receipt of the Requisite Company Vote, there occurs any event that should, under the requirements of applicable Law, be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, including correcting any information that has become false or misleading in any material respect, the Company or Parent, as applicable, shall promptly prepare and file with the SEC an amendment or supplement to the Proxy Statement or Registration Statement, as applicable, and, to the extent required by applicable Law, cause the same to be disseminated to the Company Stockholders. Parent and Merger Sub shall use reasonable best efforts to provide the Company such information as the Company may reasonably request for inclusion in the Proxy Statement and cause such information to comply with all legal requirements applicable thereto. The Company agrees that all information relating to Parent, its Affiliates and its and their respective Representatives included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent, and Parent agrees that all information relating to the Company, its Affiliates and its and their respective Representatives included in the Registration Statement shall be in form and content reasonably satisfactory to the Company. Parent shall use reasonable best efforts to keep the Registration Statement effective for so long as necessary to consummate the issuances of Parent Common Stock in connection with the Merger.

(b)               Except to the extent the Company Board effects a Change of Recommendation in accordance with the terms of Section 5.2(e), the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to establish a record date for, duly call, give notice of, convene and hold the Company Stockholders Meeting as promptly as reasonably practicable after the SEC’s clearance of the Registration Statement.

(c)               Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change or establish a different record date for the Company Stockholders Meeting unless (i) the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is required by applicable Law, (ii) necessary or advisable as a result of any postponement or adjournment of the Company Stockholders Meeting effected pursuant to Section 5.3(d) or (iii) it has obtained the prior written consent of Parent.

(d)               The Company will schedule the Company Stockholders Meeting to be held within twenty-five (25) Business Days of the initial mailing of the Proxy Statement; provided that to the extent the Company’s proxy solicitor recommends in writing a later date, the Company may schedule the Company Stockholders Meeting to be held at such later date subject to Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company Stockholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided that the Company may, without Parent’s prior consent but after giving written notice to Parent, postpone or adjourn the Company Stockholders Meeting by no more than fifteen (15) Business Days beyond the originally scheduled date (i) to the extent the Company Board determines in good faith, after consultation with its outside legal counsel, that such action is (x) required by applicable Law or (y) reasonably necessary to ensure that any required supplement or amendment to the Proxy Statement is disseminated to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, or (ii) to the extent the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Company Vote, whether or not a quorum is present, or (iii) to the extent reasonably necessary to obtain a quorum to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote.

(e)               Unless the Company Board shall have effected a Change of Recommendation, the Proxy Statement shall include the Company Recommendation and the Company shall use reasonable best efforts to solicit the holders of Shares to obtain the Requisite Company Vote, including soliciting proxies therefor. If requested by Parent, the Company shall promptly provide to Parent voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent or proxy solicitor.

5.4.              Approval of Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole stockholder) shall execute and deliver, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written consent approving this Agreement and promptly provide evidence thereof to the Company. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Merger Sub.

5.5.              Cooperation; Efforts to Consummate.

(a)               Subject to the other provisions of this Agreement, each Party shall cooperate with the other and use (and shall cause its respective Wholly Owned Subsidiaries to use, and shall instruct and use reasonable best efforts to cause their non-Wholly Owned Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date, including preparing and filing all documentation to effect all necessary filings and notices and seeking to obtain as promptly as reasonably practicable, unless otherwise agreed by Parent and the Company by mutual written consent (provided that any disagreement between the parties with respect to timing shall be subject to the Regulatory Strategy Framework), all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any contractual counterparty or any Governmental Entity in order to consummate the Transactions; provided that in connection with obtaining any such consent or approval from any contractual counterparty, none of the Company, Parent, or any of their respective Affiliates shall be required to, and neither the Company nor any of its Affiliates shall, without the prior written consent of Parent, be permitted to, pay any fees or concede anything of monetary or economic value or otherwise make any accommodation or provide any benefit, in each case, except to the extent expressly set forth in the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii) (it being understood that this sentence shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule to the extent consented to by Parent pursuant to Section 5.5(f)(ii)); provided, however, that whether or not the Transactions are consummated, Parent shall be responsible for the payment to any Governmental Entity of all filing fees payable by Parent, the Company or any of their respective Subsidiaries in connection with obtaining the Regulatory Approvals.

(b)               In furtherance of the provisions of Section 5.5(a), each of the Company and Parent, as applicable, shall (and shall cause their respective Wholly Owned Subsidiaries to, and shall instruct and use reasonable best efforts to cause their non-Wholly Owned Subsidiaries to):

(i)              prepare and file (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than twenty (20) Business Days after the date of this Agreement, and (B) all other initial filings, notices and reports (or where applicable, drafts thereof) pursuant to all other applicable Antitrust Laws or Foreign Investment Laws or with respect to the other Regulatory Approvals, in each case, as promptly as reasonably practicable after the date of this Agreement; provided that the timing of all such filings described in this Section 5.5(b)(i) shall be subject to the Regulatory Strategy Framework;

(ii)             promptly provide or cause to be provided to each Governmental Entity any non-privileged information and documents (x) requested by such Governmental Entity in connection with any applicable Antitrust Law, Foreign Investment Law or other Regulatory Approvals or (y) that are otherwise necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request or otherwise following the date hereof; and

(iii)            contest or defend against any actual, anticipated or threatened Order or Proceeding under any applicable Antitrust Law or Foreign Investment Law seeking to prevent, restrain, prohibit, make illegal, materially impair or materially delay the consummation of the Transactions, including seeking to have any adverse decision, stay or temporary restraining order entered by any court or other Governmental Entity vacated, lifted or reversed.

(c)                In furtherance of and without limiting the provisions of Section 5.5(a) and Section 5.5(b), but subject to Section 5.5(d), Parent shall, and shall cause its Subsidiaries to, to the extent necessary to obtain the Regulatory Approvals and to permit the Closing to occur prior to the Outside Date:

(i)              propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate and other disposition of the businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company or Parent or any of their respective Subsidiaries;

(ii)             create, amend, terminate, unwind, divest or assign, subcontract or otherwise secure substitute parties for relationships, ventures or contractual or commercial rights or obligations of the Company or Parent or any of their respective Subsidiaries; and

(iii)            take or commit to take any action that would limit or otherwise restrict Parent’s or the Company’s or any of their respective Subsidiaries’ freedom of action, including with respect to, or that would effect changes to the conduct of business of, any businesses, assets, properties, product lines, programs, projects and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Subsidiaries.

(d)               Notwithstanding anything to the contrary set forth in this Agreement, in no event shall (i) any Party or any of its Subsidiaries be required to take, or agree to take, any action set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) that is not conditioned upon the consummation of the Merger (it being understood that the foregoing shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule, whether or not conditioned upon the consummation of the Merger, to the extent consented to by Parent pursuant to Section 5.5(f)(ii)), (ii) except to the extent expressly provided by the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), the Company or any of its Subsidiaries agree with any Governmental Entity to take any action set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) without the prior written consent of Parent (it being understood that the foregoing shall not prohibit the Company from divesting any of the assets set forth in Section 5.5(d) of the Company Disclosure Schedule to the extent consented to by Parent pursuant to Section 5.5(f)(ii)), or (iii) Parent or any of its Subsidiaries be required to take or to agree to take any action as set forth in Section 5.5(c) (whether to obtain the Regulatory Approvals or any other approvals with any Governmental Entity) that (A) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of Parent or any of its Subsidiaries, (B) relates to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries other than as set forth in Section 5.5(d) of the Company Disclosure Schedule or (C) would require Parent to commit to provide prior notice or seek prior approval from any Governmental Entity for or appoint a monitor with respect to any future transaction (any such actions, a “Burdensome Condition”).

(e)               Cooperation. Subject to applicable Laws and the other provisions of this Agreement (including Section 5.7), Parent and the Company shall keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all consents, registrations, approvals, permits and authorizations relating to the Transactions, including the Regulatory Approvals, any consents or approvals required from any contractual counterparty and the Requisite Company Vote. Parent and the Company shall jointly develop, consult and cooperate with one another with respect to the strategy for obtaining any consents, registrations, approvals, permits or authorizations relating to the Transactions, including the Regulatory Approvals, or responding to any request from, inquiry by, or investigation by any Governmental Entity in connection with this Agreement and the Transactions, including the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with or subject to this Section 5.5. Notwithstanding the foregoing, in the event of any disagreement between the Parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any consents, registrations, approvals, permits or authorizations relating to the Transactions, including the Regulatory Approvals, the Parties shall escalate such dispute to the chief legal counsel of Parent and the general counsel of the Company for resolution. If such dispute is not resolved pursuant to the preceding sentence, Parent shall have the right to make the final determination with respect to such matter (the procedures with respect to determining strategy or appropriate courses of action or content of any submission and resolving any disagreements between the parties with respect thereto described in this sentence and the immediately preceding two sentences, the “Regulatory Strategy Framework”). The Regulatory Strategy Framework shall also apply to any decision of a Party to (i) agree to stay, toll or extend the waiting period under the HSR Act with respect to the Transactions, (ii) withdraw and thereafter refile its Notification and Report Form pursuant to the HSR Act in accordance with 16 C.F.R. § 803.12 and any other applicable Laws or (iii) enter into timing or similar agreements with any Governmental Entity. Parent and the Company shall have the right to review in advance, and, to the extent reasonably practicable, each shall consult with the other on, and consider in good faith the views and comments of the other in connection with, all the information relating to Parent or the Company, as the case may be, any of their respective Subsidiaries and any of its or their respective Representatives, that appears in any filing made with, or written materials delivered or submitted to, any Governmental Entity (including, for the avoidance of doubt, the Proxy Statement and any correspondence with the SEC relating thereto) in connection with the Transactions. If either Party receives a request for additional information or documentary material from any Governmental Entity in connection with the Transactions, then such Party will make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request (and in any event, as soon as reasonably practicable (provided that such timing shall be subject to the Regulatory Strategy Framework), certify compliance with any request for additional information issued pursuant to the HSR Act unless otherwise agreed to by the other Party in writing). Neither the Company nor Parent shall, nor shall either permit any of its Subsidiaries or any of its or their respective Representatives to, participate in any substantive discussion, teleconference, videoconference or meeting with any Governmental Entity in respect of any filings, investigation or other inquiry directly relating to the Transactions unless (to the extent reasonably practicable) it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat; provided that the foregoing shall not apply to communications or interactions with any Governmental Entity in connection with any filing, investigation, inquiry, or other matter or arrangement that is or was initiated independent of and without relation to the Transactions (it being understood that a filing, investigation or inquiry shall not be deemed to relate to the Transactions solely by virtue of mentioning the other Party) unless the scope of any such investigation, inquiry or other discussion changes to become primarily related to the Transactions, in which case the foregoing shall apply only with respect to communications or interactions to the extent related to the Transactions. Each of the Company and Parent may, as each may determine in good faith is reasonably necessary pursuant to applicable Law, designate competitively sensitive materials and information provided to the other pursuant to this Section 5.5 as “Outside Counsel Only” or “Clean Team Only,” and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the recipient and will not be disclosed by such outside counsel or clean team, as the case may be, to directors, officers or employees of the recipient (unless, in the case of information designated as “Clean Team Only,” the providing party has previously approved such directors, officers or employees being members of the clean team) unless express permission is obtained in advance from the source of the materials (Company or Parent, as the case may be) or its legal counsel, and that any materials shared may be redacted to the extent required by Law before being provided to the other Party or its Representatives; provided that, for the avoidance of doubt, nothing in the foregoing in this sentence shall be deemed an exception to any obligations of the parties under the Clean Team Agreement or the Parent Clean Team Agreement.

(f)                Assistance.

(i)              Subject to the Regulatory Strategy Framework, the Company shall (and shall cause its Wholly Owned Subsidiaries and its and their respective directors, officers and employees to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ other Representatives and the Company’s non-Wholly Owned Subsidiaries to) cooperate with Parent in good faith to facilitate as promptly as reasonably practicable any potential divestiture of any businesses, assets, properties, product lines, programs, projects and equity or other business interests of the Company and its Subsidiaries proposed by Parent, including by using reasonable best efforts to (A) enter into confidentiality and other customary preliminary agreements with potential acquirers, (B) permit such acquirers to conduct customary due diligence and delivering such information (including an entanglements analysis, tax structuring schematics, a data room, a vendor due diligence report, site visits, a quality of earnings report, management presentations or disclosure schedules) subject to receipt by the Company from such potential acquirers of a confidentiality agreement in form and substance reasonably acceptable to the Company (provided, that the Company shall have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer), (C) take such actions (including making any requisite regulatory filings and engaging in any requisite works council consultation or similar processes) and execute or amend such contracts (including any purchase agreement, transition services agreement, manufacturing agreement, intellectual property license agreement, lease agreement, employment agreement or other ancillary agreement) relating to such potential divestiture and (D) obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable from any contractual counterparty or any Governmental Entity in order to consummate such potential divestiture, in each case, subject to Section 5.5(d). The Company shall keep Parent apprised of the status of any such potential divestiture and, subject to Section 5.7, shall provide, as promptly as reasonably practicable, Parent with information and access to data and personnel reasonably necessary to permit Parent to (i) expeditiously market the assets or businesses that are the subject of such potential divestiture, (ii) prepare, negotiate and finalize documentation effecting such potential divestiture, and (iii) conduct and complete discussions with contractual counterparties and Governmental Entities related to such potential divestiture (provided, that the Company shall have the authority to designate information as “Outside Counsel Only” or “Clean Team Only” in its reasonable discretion based on the reasonable advice of outside antitrust counsel, and such materials and information shall be given only to the outside legal counsel or clean team, as the case may be, of the potential acquirer). In furtherance of and without limiting the foregoing, the Company and its Subsidiaries shall comply with their respective obligations under the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), and shall not amend, terminate or waive any rights under the Airbus Term Sheet or any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), in each case, without the prior written consent of Parent, and shall use reasonable best efforts to enter into definitive agreements providing for the transactions contemplated by the Airbus Term Sheet on the terms set forth therein as promptly as reasonably practicable, and Parent shall reasonably cooperate with the Company in connection therewith.

(ii)             Notwithstanding the foregoing or any provision of Section 5.1 to the contrary, for a period of one hundred twenty (120) days following the date of this Agreement, the Company shall have the right to solicit, direct and control discussions and negotiations with potential acquirers mutually agreed by the Parties (it being acknowledged that the identified potential acquirers set forth in Section 5.5(f)(ii) of the Company Disclosure Schedule have been mutually agreed by the Parties) related to the transactions contemplated by the Airbus Term Sheet and the divestiture of the other assets set forth in Section 5.5(d) of the Company Disclosure Schedule; provided that the Company (1) shall keep Parent reasonably apprised of the status of such discussions or negotiations as promptly as reasonably practicable, (2) shall not provide any non-public information about the Company or any of its Subsidiaries to any such potential acquirer unless such potential acquirer executes a confidentiality agreement with the Company, (3) shall as promptly as reasonably practicable inform Parent and, if in writing, furnish Parent with copies of (or, in the case of oral communications, advise Parent of), any substantive communication from or with any such potential acquirer, and, to the extent reasonably practicable, consult with, and consider in good faith the views of, Parent on any written materials delivered or submitted to, or received from any such potential acquirer, (4) shall not enter into a definitive agreement with any Person providing for or otherwise effecting any such disposition without the prior consent of Parent, including with respect to the final form of all agreements, schedules, exhibits, annexes, certificates and other documents or instruments proposed to be executed and delivered in connection therewith (provided that, during such one hundred and twenty (120)-day period, Parent shall act in good faith in granting or withholding its consent in respect of any definitive agreements with respect to the divestiture of any of the assets described in Section 5.5(d)(iii) of the Company Disclosure Schedule or with respect to the transactions contemplated by the Airbus Term Sheet, to the extent reflecting the terms of the Airbus Term Sheet (except with respect to the divestiture of the assets described in Section 5.5(d)(ii) of the Company Disclosure Schedule, for which Parent’s consent shall not be unreasonably withheld, conditioned or delayed during such period)) and (5) shall, during such period, at the direction of Parent, market the sale of such businesses, assets, properties, product lines, programs, projects and equity or other business interests to any additional third party potential acquirer identified by Parent. If the Company or its applicable Subsidiaries have not, with respect to any portion of the assets specified in Section 5.5(d) of the Company Disclosure Schedule, entered into a definitive agreement providing for a disposition of such assets within one hundred twenty (120) days following the date of this Agreement (or if any such definitive agreement is terminated after the end of such one hundred and twenty (120)-day period), Parent shall at all times thereafter have the option (elected in its sole discretion) to itself solicit, direct and control any or all discussions and negotiations with any third party(ies) relating to the disposition of any such assets; provided that Parent shall keep the Company reasonably apprised of the status of such discussions or negotiations. Each Party shall promptly provide or cause to be provided to the other Party information and documents reasonably requested by the other Party in connection the disposition of the assets specified in Section 5.5(d) of the Company Disclosure Schedule and the transactions contemplated by the Airbus Term Sheet.

(iii)            Notwithstanding anything to the contrary in this Section 5.5 or Section 5.1, it is acknowledged by Parent that the Company and its Subsidiaries have certain obligations under the Airbus Term Sheet and that the Company and its Subsidiaries are permitted to comply with the terms and conditions expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii). Parent acknowledges and agrees (including for purposes of Section 1.1) that the closing of the transactions contemplated by the Airbus Term Sheet is intended to occur immediately prior to the Closing under this Agreement, and that, if all of the conditions to Closing in Section 6.1 and Section 6.2 have been satisfied or waived (other than Section 6.2(f) and those conditions that by their nature are to be satisfied at the Closing), Parent shall (A) comply with its and its Subsidiaries’ obligations expressly set forth in the Airbus Term Sheet and any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii) and (B) implement and effect, for the benefit of the Company and its Subsidiaries, payments to the Company and its Subsidiaries to satisfy any cash shortfall to enable the Company and its Subsidiaries to effect the closing of the transactions contemplated by the Airbus Term Sheet.

(g)               Without limitation to Section 5.5(d), the Company shall not, under any circumstance, be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract) to any Person to obtain any consents or approvals (or to avoid any termination, step-in or other rights of the contractual counterparty adverse to the Company, in each case, that would be triggered by the entry into this Agreement or the consummation of the Transactions) required from any contractual counterparty in connection with the entry into this Agreement or the consummation of the Transactions, including in connection with the actions set forth in this Section 5.5, in each case, that is not conditioned upon the consummation of the Transactions.

5.6.              Status and Notifications. Each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to the completion of the Transactions, including, as promptly as practicable, notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Affiliates, from any third party with respect to the Transactions and, as promptly as practicable following such receipt, furnishing the other with, if applicable, copies of notices or other communications.

5.7.              Information and Access.

(a)               Subject to applicable Law, from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article VII, (i) the Company shall (and shall cause its Subsidiaries to), afford Parent and its Representatives reasonable access, at Parent’s sole cost and expense, in a manner as not to unreasonably interfere with the operations of the Company and its Subsidiaries, during normal business hours and upon reasonable advance notice, to the employees, officers, agents, facilities, books and records of the Company and its Subsidiaries and (ii) the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by Parent; provided, however, that nothing in this Agreement shall require the Company or any of its Subsidiaries to provide access or to disclose information if such access or disclosure would, or would reasonably be expected to, (A) contravene any applicable Law (including Data Protection Laws) or Pandemic Measure, (B) result in the waiver of or otherwise jeopardize any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or other applicable legal privilege or protection, (C) in the reasonable determination of the Company, after consultation with outside legal counsel, expose the Company or any of its Subsidiaries to risk of material liability with respect to the violation of any confidentiality provision of any Contract or disclosure of sensitive, confidential or personal information or would cause competitive harm to the Company, its Subsidiaries or their respective businesses if the Transactions are not consummated, (D) involve any invasive investigations, sampling or testing with respect to any environmental matters, (E) result in the disclosure of any Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure; provided, however, that in each case of clauses (A), (B), (C), or (E), the Company and Parent shall use reasonable best efforts to communicate, or make reasonable substitute arrangements, if applicable and as may be mutually agreed, to make available, the applicable information or documents to Parent in a manner that would not violate applicable Law, Pandemic Measure, result in such loss of legal privilege or protection, or Contract, expose the Company to risk of material liability or result in such Trade Secret no longer being protected as such under applicable Law (as applicable), including pursuant to customary clean team, joint defense or similar arrangements. To the extent that any of the information or documents furnished or otherwise made available pursuant to this Section 5.7 or otherwise in accordance with the terms and conditions of this Agreement, the Confidentiality Agreement or the Parent Confidentiality Agreement constitutes information or documents that may be subject to an attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings, the Parties (x) understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material and information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under such privileges and protections and (y) shall use reasonable best efforts to ensure that disclosure thereof does not result in the loss of any such privilege or protection, including entering into a joint defense agreement or other arrangements.

(b)               All information and documents disclosed or otherwise made available in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement, as applicable, and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement or the Parent Clean Team Agreement to the contrary, the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement shall continue in full force and effect until the earlier of (i) the Closing and (ii) twelve (12) months following termination of this Agreement in accordance with its terms.

(c)                In furtherance of and without limiting the foregoing, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall provide Parent and its Representatives with the information and access described in Section 5.7(c) of the Company Disclosure Schedule.

(d)               For the avoidance of doubt, the Company and its Subsidiaries shall only be required to provide Parent or its Representatives access or information pursuant to this Section 5.7 in connection with this Agreement and the Transactions.

(e)                Notwithstanding anything to the contrary in this Agreement, following the initiation and during the pendency of any Proceeding between or among the Parties (or any of their respective Affiliates) in which the Company and Parent (or their respective Affiliates) are adverse parties, this Section 5.7 shall not require either Party or its respective Affiliates to provide access or to disclose information in connection with any such Proceeding.

5.8.              Publicity. The initial press releases with respect to the Transactions shall be issued by the Company and Parent separately and shall be, in all material respects, as mutually agreed upon by the Parties. Thereafter, so long as this Agreement is in effect and has not been terminated in accordance with Article VII, the Parties shall consult with each other, and provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any press releases or other public statements, disclosures or communications with respect to the Transactions, except (a) as may be required by applicable Law, national stock exchange rule or listing agreement of any of the Parties, (b) with respect to any Change of Recommendation made in accordance with Section 5.2 or Parent’s responses thereto or (c) with respect to any determination by the Company in accordance with Section 5.2 relating to any Acquisition Proposal or any Superior Proposal or Parent’s response thereto. Notwithstanding the foregoing to the contrary, the Parties and their respective Representatives may make any public statements, disclosures or communications (i) to the extent such statements, disclosures or communications are not inconsistent with the Proxy Statement or previous public statements, disclosures or communications made by the Company and Parent in accordance with this Section 5.8 and would not otherwise require the other Party to make additional public disclosure or to the extent such statements, disclosures or communications have been reviewed and previously approved by both the Company and Parent and (ii) in connection with a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties.

5.9.              Employee Benefits.

(a)                Parent agrees that each employee of the Company and its Subsidiaries at the Effective Time who continues to remain employed with the Company or its Subsidiaries after the Effective Time (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the twelve (12) month anniversary of the Effective Time, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) the same work location (or a work location no more than fifty (50) miles from the work location as of the Effective Time), (iii) total short-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time (provided that Parent shall not be obligated to provide such incentives in the form of equity or equity-based compensation) and (iv) retirement and health and welfare benefits to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a collective bargaining agreement or as otherwise required by applicable Law.

(b)               To the extent a Continuing Employee becomes eligible for a Parent Benefit Plan, Parent shall, or shall cause the Surviving Corporation to, subject to applicable Law and the terms of the applicable plan or arrangement, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Parent Benefit Plans providing health and welfare benefits to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which such Continuing Employee first becomes eligible to participate in such Parent Benefit Plans towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred by the Continuing Employee and his or her eligible dependents during such plan year for which payment has been made and (iii) give each Continuing Employee full service credit for such Continuing Employee’s employment with the Company and its Subsidiaries and their respective predecessors for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan (to the extent a Parent Benefit Plan is not already closed to new participants), as if such service had been performed with Parent, except for benefit accruals under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits for the same period of service.

(c)                In the event that the Closing occurs on or prior to the end of the applicable performance period for annual incentives in respect of the calendar year in which the Closing occurs, or prior to the payment of such annual incentives, each Continuing Employee that is a participant in a Company Benefit Plan that is an annual cash incentive plan shall be eligible to receive a cash bonus for such period (the “Annual Bonus”) that shall be determined as follows: (i) if the Closing takes place during the first quarter of such calendar year, then the Annual Bonus shall be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance as determined reasonably and in good faith by Parent, based on attainment of the actual level of the applicable performance criteria for the performance period (and after giving appropriate effect to the Transactions and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries); (ii) if the Closing takes place during the second or third quarter of such calendar year, then the Annual Bonus shall be in an amount equal to the sum of (A) the Annual Bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee, in consultation with Parent, immediately prior to the Effective Time based upon a good faith estimate of the full-year results) and pro-rated based on the number of days in the applicable portion of the performance period that have elapsed as of the Effective Time and (B) the Annual Bonus that such Continuing Employee would have earned based upon actual performance as determined reasonably and in good faith by Parent, based on attainment of the actual level of the applicable performance criteria for the performance period (and after giving appropriate effect to the Transactions and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries) and pro-rated for the period following the Effective Time through the remainder of the applicable performance period; and (iii) if the Closing takes place during the fourth quarter of such calendar year or after the end of such calendar year but prior to the payment of the Annual Bonus, then the Annual Bonus shall be in an amount equal to the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee, in consultation with Parent, immediately prior to the Effective Time based upon a good faith estimate of the full-year results to the extent the Effective Time precedes the availability of final results); provided that, with respect to the portion of the Annual Bonus determined by the Company Compensation Committee, if any, actual performance shall be adjusted at the discretion of the Company Board or Company Compensation Committee, as applicable, in good faith, to account for any consequences of the Transactions on the applicable performance targets. Unless more favorable treatment is otherwise provided pursuant to a Company Benefit Plan, if a Continuing Employee incurs a Qualifying Termination prior to the payment date of the Annual Bonus, Parent shall, or shall cause the Surviving Corporation or their respective Subsidiaries to, pay the portion of the Annual Bonus determined by the Company Compensation Committee, if any, prorated to reflect the number of days the Continuing Employee was employed during the applicable performance period, to such Continuing Employee, at the same time or times that the Annual Bonus is payable to other similarly situated employees, but in no event later than March 15 of the year following the year in which the applicable performance period ends. For the avoidance of doubt, payment of any portion of the Annual Bonus under this Section 5.9(c) (including amounts payable upon a Qualifying Termination prior to the payment date of the Annual Bonus) shall be made only to the extent it would not result in a duplication of payments of a Continuing Employee’s Annual Bonus under any Company Benefit Plan.

(d)               Parent acknowledges that the consummation of the Merger shall be a “change in control” for purposes of the Company Benefit Plans, as applicable, and shall cause the Surviving Corporation to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans in accordance with their terms.

(e)                Prior to the Effective Time, if requested by Parent in writing at least ten (10) Business Days preceding the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time and contingent upon the occurrence of the Merger. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Effective Time, and (ii) Parent shall establish or designate one or more 401(k) plans (the “Parent 401(k) Plans”) in which the Continuing Employees shall be eligible to participate as of the Effective Time. Company shall take any and all actions as may be required, including amendments to the Company 401(k) Plan, to permit the Continuing Employees who participated in the Company 401(k) Plan as of the date such plan is terminated and who elect such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including, subject to the next sentence, the in-kind rollover of promissory notes evidencing all outstanding loans) in an amount equal to the full account balance distributed to such employee from the Company 401(k) Plan. Company and Parent shall cooperate in good faith to work with the Company 401(k) Plan and Parent 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Company 401(k) Plan to the Parent 401(k) Plan, and the obligation of the Company 401(k) Plan to permit the direct rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers.

(f)                Prior to (i) making any broad based written or oral communications (except where such oral communications are immaterial or substantially similar to previously reviewed written communications) to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are directly related to the Transactions or (ii) formally or informally commencing any information or consultation exercise with any employee representative body, labor organization, labor union, works council or similar organization representing Company Employees that is directly related to the Transactions, the Company shall use its reasonable best efforts to provide Parent with an advance copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(g)               Nothing set forth in this Agreement is intended to (i) be deemed or construed to be an amendment or other modification to any particular Company Benefit Plan or Parent Benefit Plan, (ii) restrict or prevent Parent, the Surviving Corporation or any of their Affiliates from amending, modifying or terminating any Company Benefit Plan or Parent Benefit Plan, as applicable, after the Effective Time, in accordance with their terms, (iii) confer upon any Person any right to continue in the employ or service of Parent, the Surviving Corporation, or any of their Affiliates, or interfere with or restrict in any way the rights of, Parent, the Surviving Corporation or any of their Affiliates to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, after the Effective Time, or (iv) give or create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

5.10.            Indemnification; Directors’ and Officers’ Insurance.

(a)                Parent and Merger Sub agree that all rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, for facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions), existing in favor of any current or former director or officer of the Company (each, a “D&O Indemnified Party”), as provided in the Organizational Documents of the Company as in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Parent shall, and shall cause the Surviving Corporation to, comply with, perform and honor all such obligations to the fullest extent permitted under applicable Law and to the fullest extent required by such Organizational Documents. For a period of six (6) years from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) maintain in effect in the Surviving Corporation’s certificate of incorporation and bylaws the exculpation and limitation from liabilities, being held harmless, indemnification and advancement of expenses provisions equivalent in all respects to the provisions of the Organizational Documents of the Company as in effect immediately prior to or at the Effective Time with respect to facts, events, matters, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions) and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party. Without limitation to the foregoing, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to, comply with, perform and honor the obligations of the Company and its Subsidiaries under any indemnification Contracts between any D&O Indemnified Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, in effect prior to the date of this Agreement (to the extent copies thereof, or the form thereof, was made available to Parent or its outside legal counsel prior to the date of this Agreement), and Parent shall not (and shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time not to) amend, repeal or otherwise modify any such Contracts in any manner that would adversely affect in any respect the rights thereunder of any such D&O Indemnified Party. For the avoidance of doubt, Parent’s obligations to comply with, perform and honor any obligations set forth in this Section 5.10(a) shall be independent obligations of Parent that shall be effective only to the extent that the Company would be permitted to comply with, perform and honor such obligations under applicable Law.

(b)               Prior to the Effective Time, (i) the Company shall, or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase from the Company’s directors’ and officers’ liability insurance carrier as of the date of this Agreement or from one or more insurance carriers with the same or better credit rating as such carrier, a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to facts, events, matters, acts or omissions arising at or before the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with this Agreement and the Transactions), and (ii) Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company in respect of such “tail” policy. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies prior to or as of the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company as of the date of this Agreement with the Company’s directors’ and officers’ liability and fiduciary liability insurance carriers as of the date of this Agreement or one or more insurance carriers with the same or better credit rating as the applicable carrier with respect to matters arising prior to or at the Effective Time; provided that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company in respect of the coverage required to be obtained by this Section 5.10, but, in such case, shall purchase as much coverage as practicable for such amount.

(c)                Notwithstanding anything herein to the contrary, all rights to indemnification, being held harmless and exculpation and limitation from liabilities, including advancement of expenses, contemplated by this Section 5.10 in respect of any Proceeding or claim pending as of or asserted on or prior to the sixth (6th) anniversary of the Effective Time in respect of facts, events, matters, acts or omissions occurring at or before the Effective Time shall continue until the final disposition of such Proceeding or resolution of such claim so long as such D&O Indemnified Party provides written notice such Proceeding or claim to the Surviving Corporation on or prior to the sixth (6th) anniversary of the Effective Time.

(d)               In the event that Parent or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) shall assume all of the obligations thereof set forth in this Section 5.10.

(e)               This Section 5.10 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives, and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the written consent of such affected D&O Indemnified Party. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 5.10 if such D&O Indemnified Party provides an undertaking to the Surviving Corporation in advance of any attempts to enforce such rights to repay such expenses if it is ultimately adjudicated that such D&O Indemnified Party is not entitled to indemnification or advancement of expenses to the Surviving Corporation under this Section 5.10. The rights provided under this Section 5.10 are cumulative with, and not exclusive of, any other rights to which any D&O Indemnified Party is entitled, whether pursuant to the Organizational Documents of the Company or any of its Subsidiaries, applicable Laws or Contracts, or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors or officers.

5.11.            Financing Cooperation. The Company shall use reasonable best efforts to assist and cooperate with Parent upon Parent’s request in connection with Parent’s payoff, termination and discharge of the Company’s outstanding Indebtedness identified by Parent in writing and delivered to the Company at least fifteen (15) days prior to the date on which the Company would be required to deliver a notice of redemption or prepayment to the trustee, agent or similar Person, as applicable, under the applicable Company Existing Debt Agreement, including by (a) executing and delivering prepayment notices (or obtaining a waiver of the requirement to deliver such prepayment notice) in accordance with and as required by the documentation governing such Indebtedness that Parent will seek to repay at the Closing, and (b) delivering (or causing to be delivered) to Parent (preceded by drafts of the same at least three Business Days prior to the Closing) executed payoff letters (or similar documents) in customary form reasonably acceptable to Parent in respect of such Indebtedness, which shall provide for the aggregate amount required to be paid for the satisfaction of such Indebtedness and, upon receipt of the amount specified and to the extent applicable, release and termination of all Encumbrances and guarantees in connection therewith and authorization of the Company or its designee to file such customary collateral releases to be effected at the Closing, including financing termination statements and other customary instruments and filing documents necessary to reflect the release of such Encumbrances and (c) providing such other customary cooperation relating to the foregoing that Parent may reasonably request. Parent acknowledges and agrees that Parent’s obligation (or those of any of its Affiliates (including Merger Sub)) to consummate the Transactions are not in any way contingent upon or otherwise subject to, and there is no condition to the Closing requiring, (A) the consummation of any payoff, termination or discharge (in whole or in part) of any of the Company’s outstanding Indebtedness or (B) the obtaining (whether by Parent, the Company or any of their respective Affiliates (including, in the case of Parent, Merger Sub)) of any consents, amendments or waivers from the requisite lenders, noteholders, agents, trustees or similar Persons, as applicable, under the applicable Company Existing Debt Agreement that are required thereunder in order to permit the consummation of the Transactions or to effectuate any payoff, termination or discharge (in whole or in part) of any of the Company’s outstanding Indebtedness.

5.12.            Takeover Statutes. Subject to applicable Law, if any Takeover Statute is or becomes applicable to the Transactions, each of the Company and Parent and their respective directors shall grant such approvals and shall take such actions within their control as are reasonably necessary and advisable and permitted under applicable Law to eliminate or minimize the effects of any such Takeover Statutes on the Transactions.

5.13.            Section 16 Matters. Prior to the Effective Time, the Company and, if applicable, Parent shall take all such actions as may be necessary or advisable to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities) by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or the acquisitions of equity securities of Parent Common Stock (including derivative securities) resulting from the Transaction by any individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent upon the Closing, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

5.14.            Transaction Litigation. The Company shall (i) give Parent prompt notice of any Proceeding filed, or, to the Knowledge of the Company, threatened in writing, against the Company, any of its Subsidiaries or any of their respective Representatives, by any holders of the Shares of the Company in each case to the extent related to this Agreement or the Transactions (such litigation, “Transaction Litigation”), (ii) give Parent a reasonable opportunity to participate in (at Parent’s sole expense and subject to execution of a customary joint defense agreement) the defense or settlement of any Transaction Litigation and (iii) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and consider in good faith Parent’s advice with respect to such Transaction Litigation; provided, however, that the Company shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall also give Parent prompt notice of any other Proceeding filed, or, to the Knowledge of the Company, threatened in writing, against the Company, any of its Subsidiaries or any of their respective Representatives to the extent related to this Agreement or the Transactions.

5.15.            Delisting and Deregistration. Prior to the Closing Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary or advisable on its part under applicable Laws, including, for the avoidance of doubt, the rules and policies of NYSE, to enable the delisting by the Surviving Corporation of the Shares from NYSE as of or as promptly as practicable after the Effective Time and to facilitate the commencement of the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time

5.16.            Resignations. Upon Parent’s written request at least ten (10) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause any member of the Company Board to execute and deliver a letter to the Company effectuating his or her resignation therefrom subject to, and effective as of, the Effective Time.

5.17.            Parent Forbearances. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, and except (i) as required or expressly permitted or contemplated by this Agreement, (ii) as required by applicable Law or (iii) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not:

(a)               amend the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company Stockholders;

(b)               adopt a plan of complete or partial liquidation, dissolution, merger, restructuring, recapitalization, or other reorganization of Parent;

(c)               declare, set aside or pay any dividend or other distribution with respect to the capital stock of Parent; or

(d)               agree or commit to do any of the foregoing.

5.18.            Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be listed on the NYSE, subject to official notice of issuance.

Article VI

Conditions to Closing

6.1.              Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)               Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b)               Regulatory Approvals. The applicable statutory waiting period (and any extension thereof) under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions shall have expired or been earlier terminated and all required approvals set forth in Section 6.1(b) of the Company Disclosure Schedule shall have been obtained (collectively, the “Regulatory Approvals”).

(c)               No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law that continues to be in effect and prohibits the consummation of the Merger.

(d)               Registration Statement. The Registration Statement shall have been declared effective, and no stop order suspending the effectiveness thereof shall be in effect, and no Proceedings for such purpose shall be pending before or threatened by the SEC.

(e)               Stock Exchange Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.2.              Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing of each of the following conditions:

(a)               Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1 (Organization, Good Standing and Qualification), Section 3.24 (Takeover Statutes; No Stockholder Rights Plan) and Section 3.25 (Brokers and Finders) shall be true and correct in all respects (giving effect to any “materiality,” “Material Adverse Effect” or other qualifiers set forth therein) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (ii) the representations and warranties of the Company set forth in Section 3.2(e) (Capital Structure) and Section 3.3 (Corporate Authority; Approval and Fairness) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the representations and warranties set forth in Section 3.2(a), Section 3.2(b) and Section 3.2(d) (Capital Structure) shall be true and correct in all respects (other than in respect of de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iv) the representations and warranties set forth in Section 3.10(a) shall be true and correct in all respects as of the date of this Agreement and (v) the other representations and warranties of the Company set forth in Article III without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein, shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (v) only, for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)               No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, except that none of the matters set forth on Section 6.2(c) of the Company Disclosure Schedule shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred for purposes of this Section 6.2(c).

(d)               Company Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

(e)               No Burdensome Condition. The Regulatory Approvals shall have been obtained, in each case, without the imposition of a Burdensome Condition.

(f)                Divestitures. The Company shall have completed the divestitures of the assets specified in Section 5.5(d)(i) of the Company Disclosure Schedule.

6.3.              Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of each of the following conditions:

(a)               Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) and Section 4.3 shall be true and correct in all respects (giving effect to any “materiality,” “Parent Material Adverse Effect” or other qualifiers set forth therein) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(d) and Section 4.4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the representations and warranties set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c) shall be true and correct in all respects (other than in respect of de minimis inaccuracies) as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iv) the representations and warranties set forth in Section 4.11 shall be true and correct in all respects as of the date of this Agreement and (v) the other representations and warranties of Parent and Merger Sub set forth in Article IV, without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier set forth therein, shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (v) only, for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)               Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)               No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any event that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, except that none of the matters set forth on Section 6.3(c) of the Parent Disclosure Schedule shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred for purposes of this Section 6.3(c).

(d)               Parent and Merger Sub Closing Certificate. The Company shall have received a certificate, signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Article VII

Termination

7.1.              Termination by Mutual Written Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of Parent and the Company.

7.2.              Termination by Either the Company or Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by either the Company or Parent if:

(a)               the Merger has not been consummated on or before March 31, 2025 (the “Outside Date”); provided that if the conditions to Closing set forth in Section 6.1(b) or Section 6.1(c) (to the extent related to the Regulatory Approvals, any applicable Antitrust Law or Foreign Investment Law), Section 6.2(e) or Section 6.2(f) have not been satisfied or waived by the Outside Date then in effect, but all other conditions to Closing set forth in Article VI have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)), the Outside Date will be automatically extended by three (3) months and such date, as so extended, shall be the “Outside Date”; provided, further, that (i) the Outside Date shall not automatically extend pursuant to the preceding proviso more than three (3) times, and (ii) the Outside Date may be extended to any other date as the Parties may otherwise agree in writing and such date, as so extended, shall be the “Outside Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any Party whose material breach of its covenants or agreements in this Agreement is the cause of the failure to consummate the Transactions by the Outside Date (it being understood that for the purposes of this Section 7.2(a) any such breach by Merger Sub shall be deemed such a breach by Parent);

(b)               the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting (or any postponement or adjournment thereof, taken in accordance with this Agreement), at which this Agreement has been voted upon; or

(c)               any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order or Law that is in effect and prohibits the consummation of the Merger, and such Order or Law shall have become final and non-appealable.

7.3.              Termination by the Company. This Agreement may be terminated at any time, whether before or after the Requisite Company Vote is obtained (except as noted below in Section 7.3(b)), prior to the Effective Time by the Company:

(a)                if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants set forth in this Agreement, in each case such that the condition in Section 6.3(a) or Section 6.3(b) would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within thirty (30) days following the Company’s delivery of written notice to Parent and Merger Sub describing such breach or failure in reasonable detail; provided that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if the Company is then in breach of any of its covenants or agreements set forth in this Agreement such that the condition in Section 6.2(b) would not be satisfied; or

(b)               at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board has authorized the Company to enter into, and the Company substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal, (ii) prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee pursuant to Section 7.5(b)(iii) and (iii) the Company has complied in all material respects with Section 5.2(c), Section 5.2(d), Section 5.2(e)(i) and Section 5.2(e)(ii) with respect to such Superior Proposal.

7.4.              Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained (except as noted below in Section 7.4(b)) by Parent:

(a)                if the Company breaches or fails to perform any of its representations, warranties or covenants set forth in this Agreement, in either case such that the conditions in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach or failure is not curable by or prior to the Outside Date, or, if curable by or prior to the Outside Date, has not been cured within thirty (30) days following Parent’s delivery of written notice to the Company describing such breach or failure in reasonable detail; provided that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if either Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement such that the condition in Section 6.3(b) would not be satisfied; or

(b)               at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected, and not withdrawn, a Change of Recommendation, (ii) the Company shall have failed to include the Company Recommendation in the Proxy Statement, or (iii) the Company shall have committed a material breach of Section 5.2(e)(ii).

7.5.              Notice of Termination; Effect of Termination.

(a)               In the event of the termination of this Agreement as provided in this Article VII, the Company or Parent, as applicable, shall give written notice to the other Party specifying the provision or provisions of this Agreement pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability to any Person on the part of any Party, such Party’s Affiliates or its or their respective Representatives; provided, however, that no such termination shall (i) relieve any Party of any requirement of such Party to make the payments set forth in Section 7.5(b) or Section 7.5(c) or (ii) relieve of any liability or damages resulting from fraud or Willful Breach of any covenant or obligation contained in this Agreement prior to such termination (which liability or damages the Parties acknowledge and agree shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by or on behalf of Parent or Merger Sub, without limitation to the Company’s rights under Section 7.5(c), may include the benefits of the Transactions lost by the Company and the holders of the Shares, taking into consideration all relevant matters, which shall be deemed, in such event, to be damages of the Company and the holders of the Shares and recoverable by the Company on behalf of itself and the holders of the Shares, as agent for such holders (provided that the foregoing shall not limit the requirement of the Company to prove the amount of damages suffered by the Company or the holders of Shares in connection with such fraud or Willful Breach of this Agreement by Parent or Merger Sub)), in which case (subject to Section 7.5(d)) the aggrieved Party shall be entitled to all remedies available at law or in equity (including as provided for in Section 8.7). Section 5.7(b) and this Section 7.5 shall survive any termination of this Agreement.

(b)               In the event that:

    (i)            (A) after the date of this Agreement, but prior to the Company Stockholders Meeting, an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) shall have been publicly announced and not withdrawn, (B) this Agreement is subsequently terminated by either the Company or Parent pursuant to Section 7.2(a), Section 7.2(b) or Section 7.4(a), at a time when such Qualifying Transaction has not been withdrawn and (C) within twelve (12) months after any such termination, the Company consummates any Qualifying Transaction or enters into any Alternative Acquisition Agreement providing for a Qualifying Transaction that is ultimately consummated, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) promptly, but in no event later than two (2) Business Days after the consummation of such Qualifying Transaction;

    (ii)            this Agreement is terminated by Parent pursuant to Section 7.4(b), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) promptly, but in no event later than two (2) Business Days, after the date of such termination; or

    (iii)            this Agreement is terminated by the Company pursuant to Section 7.3(b), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (by wire transfer of immediately available funds to an account designated by Parent in writing) substantially concurrent with, and as a condition to the effectiveness of, any such termination.

(c)               In the event that this Agreement is terminated by the Company or Parent (A) pursuant to Section 7.2(a) and at the time of such termination, one or more of the conditions to Closing set forth in Section 6.1(b) or Section 6.1(c) (to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law), Section 6.2(e) or Section 6.2(f) have not been satisfied or waived, but all other conditions to Closing set forth in Section 6.1(a), Section 6.1(c) (other than to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law) and Section 6.2 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing (so long as such conditions are capable of being satisfied if the Closing were to occur on such date)), or (B) pursuant to Section 7.2(c) (to the extent related to the Regulatory Approvals or any applicable Antitrust Law or Foreign Investment Law), then, in each case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee (by wire transfer of immediately available funds to an account designated by the Company in writing) promptly, but in no event later than two (2) Business Days, after the date of such termination, in each case, so long as a material breach by the Company of its obligations under Section 5.5 was not the primary cause of the failure of the Transactions to be consummated by the Outside Date or of the entry of such Law or Order, as applicable; provided that (x) if the Cash Advance Balance as of such date is less than or equal to the Parent Termination Fee, then the amount payable pursuant to this Section 7.5(c) shall be reduced by the Cash Advance Balance, and the Cash Advance Balance shall be deemed to be repaid in full and (y) if the Cash Advance Balance as of such date is greater than the Parent Termination Fee, then Parent shall be entitled to set off the Parent Termination Fee against the Cash Advance Balance, Parent shall have no obligation to make any payments pursuant to this Section 7.5(c), and the Cash Advance Balance shall be reduced by the amount of the Parent Termination Fee, beginning with the earliest scheduled repayments.

(d)               The Parties acknowledge and agree that (i) in no event shall the Company be required to pay, or cause to be paid, the Company Termination Fee on more than one occasion or Parent be required to pay, or cause to be paid, the Parent Termination Fee on more than one occasion and (ii) the agreements set forth in this Section 7.5 are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement. Accordingly, if either Party fails to promptly pay, or cause to be paid, to the other Party the applicable Termination Fee in accordance with Section 7.5(b) or Section 7.5(c), as applicable, and, in order to obtain such Termination Fee, the Party to which such Termination Fee is payable commences a Proceeding that results in a judgment in its favor, the Party owing the Termination Fee shall pay, or cause to be paid, to the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the applicable Termination Fee (or unpaid portion thereof, as the case may be), at the prime rate published in the Wall Street Journal in effect on the date such amounts were required to be paid from such date through the date of payment. Notwithstanding anything to the contrary set forth in this Agreement, a Party’s receipt in full of in the event that either Termination Fee becomes payable pursuant to this Section 7.5 and is paid, or caused to be paid, such Termination Fee shall be the sole and exclusive remedy of the Party receiving the Termination Fee pursuant to this Agreement (including, Merger Sub in the event the Company Termination Fee is paid, or caused to be paid, to Parent); provided, however, that, for the avoidance of doubt, any such payment shall not relieve either Party of any obligations for liabilities or damages resulting from fraud or a Willful Breach prior to termination of this Agreement as provided herein.

Article VIII

Miscellaneous and General

8.1.              Survival. None of the representations and warranties in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

8.2.              Notices. All notices and other communications to be provided hereunder to a Party shall be in writing and shall be deemed to have been duly provided to such Party on the date such notice or communication is (a) served by personal delivery upon the Party or Parties for whom it is intended, (b) delivered by FedEx or other internationally recognized overnight delivery service, or (c) sent by email (provided that the sending Party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient), in each case, to the following addresses or email addresses, as applicable (or at such other address or email address as may be designated in writing by the Party to receive such notice or communication as provided in this Section 8.2).

If to the Company:

Spirit AeroSystems Holdings, Inc. 3801 South Oliver Street Wichita, Kansas 67210
Attention:	Mindy McPheeters
Email:	mindy.mcpheeters@spiritaero.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street Chicago, Illinois 60606
Attention:	Shilpi Gupta David Clark
Email:	shilpi.gupta@skadden.com david.clark@skadden.com

If to Parent or Merger Sub:

The Boeing Company
929 Long Bridge Dr. Arlington, VA 22202
Attention:	John Demers M. Keith Jackson
Email:	john.demers@boeing.com keith.jackson@boeing.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street New York, New York 10004
Attention:	H. Rodgin Cohen Melissa Sawyer Lee C. Parnes
Email:	cohenhr@sullcrom.com sawyerm@sullcrom.com parnesl@sullcrom.com

8.3.              Expenses. Except as set forth in Section 5.5, Section 5.7, Section 5.14 and Section 7.5(d), all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense.

8.4.              Amendment or Other Modification; Waiver.

(a)               Subject to applicable Law and Section 5.10, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties (and in the case of the Company and Merger Sub, by action taken or authorized by the Company Board or board of directors of Merger Sub, respectively); provided, however, if such amendment or waiver is proposed after the Requisite Company Vote is obtained, no such amendment or waiver shall be made or given that requires the approval of the stockholders of the Company under the DGCL unless the required further approval is obtained.

(b)               The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver and any other waiver of any term of this Agreement shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights, powers or privileges and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative with, and not exclusive of, any rights or remedies provided by Law, except to the extent provided for otherwise in Section 7.5.

8.5.              Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)               This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of law provisions of such state.

(b)               Each of the Parties agrees that (i) it shall bring any Proceeding arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, irrevocably (A) submits to the exclusive jurisdiction of the Chosen Courts, (B) waives any objection (x) to the laying of venue in any such Proceeding in the Chosen Courts or (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (C) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof.

(c)                Each Party irrevocably waives any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the Transactions.

8.6.              Specific Performance. The Parties agree that if the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached (including any party hereto failing to take such actions as are required of it hereunder to consummate the Transactions), significant and irreparable harm would be caused for which money damages would not be an adequate remedy. It is accordingly agreed that each of the Company, on behalf of itself and the holders of the Shares, and Parent, on behalf of itself and Merger Sub, shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement in the Chosen Courts in accordance with Section 8.5(b), without proof of actual harm or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

8.7.              Third-Party Beneficiaries. The Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. Notwithstanding the foregoing, (i) from and after the Effective Time, the D&O Indemnified Parties and their respective heirs, executors, beneficiaries or representatives shall be express third-party beneficiaries of Section 5.10, (ii) from and after the Effective Time, each holder of Eligible Shares and its heirs, executors, beneficiaries or representatives and each holder of Company Equity Awards and its heirs, executors, beneficiaries or representatives, shall be express third-party beneficiaries of and with respect to their respective rights to receive the consideration payable pursuant to Article II and (iii) the Company, on behalf of itself and the holders of Shares (each of which are express third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), shall have the right to pursue specific performance as set forth in Section 8.6 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement in the event of Parent’s or Merger Sub’s fraud or Willful Breach of this Agreement (which damages payable by or on behalf of Parent or Merger Sub shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs and may include the benefits of the Transactions lost by the Company and the holders of the Shares, taking into consideration all relevant matters, which shall be deemed, in such event, to be damages of the Company and the holders of the Shares), it being agreed that, in no event, shall any such holder be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such fraud or Willful Breach, but, rather, the Company shall have the sole and exclusive right to do so, as agent for and on behalf of such holders. Parent and Merger Sub each hereby agrees that (A) it and its Affiliates will not contest the validity of the appointment of the Company as agent for holders of Shares for purposes of the foregoing or the fact that any damages in respect of losses of the aggregate Per Share Merger Consideration or other losses of the benefits of the Transactions shall, to the extent proven, be deemed to be damages of the Company recoverable on behalf of itself and the holders of the Shares, and (B) the Company shall have the right, on behalf of itself and for holders of Shares, to pursue such damages against Parent or Merger Sub in the event of any fraud or Willful Breach of this Agreement by Parent or Merger Sub; provided that the foregoing shall not limit the requirement of the Company to prove the amount of damages suffered by the Company or the holders of Shares in connection with such fraud or Willful Breach of this Agreement by Parent or Merger Sub.

8.8.              Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 8.8 shall be null and void.

8.9.              Entire Agreement. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Confidentiality Agreement, the Clean Team Agreement, the Parent Confidentiality Agreement and the Parent Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof or thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to be a waiver of any party’s rights under, or an amendment or modification of, any Parent Commercial Contract or to impact any information exchanged or course of dealing between the Parties and their respective Affiliates in connection therewith.

8.10.            Severability. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is deemed illegal, invalid or unenforceable by a Governmental Entity, (a) the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties with respect to such illegal, invalid or unenforceable provision in order to consummate the Transactions and (b) the remainder of this Agreement shall not be affected.

8.11.            Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each of which shall be an original, and all such counterparts shall together constitute the same agreement, and (b) shall become effective when each Party shall have received one or more counterparts of this Agreement signed by each of the other Parties. An executed copy of this Agreement delivered by any means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

8.12.            Definitions. Terms used, but not otherwise defined, in this Agreement have the meanings set forth on Annex 1 attached hereto.

8.13.            Interpretation and Construction.

(a)               The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to affect or form part of any of the provisions of this Agreement.

(b)               Unless otherwise specified in this Agreement or if the context otherwise requires, for purposes of this Agreement: (i) words importing one gender shall include all other genders and vice versa; (ii) whenever the word “includes” or “including” is used, it shall be deemed to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole; (iv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (v) the term “or” is not exclusive and shall be read as “and/or” unless the context expressly states otherwise.

(c)               Unless otherwise specified in this Agreement, the term “dollars” and the symbol “$” mean U.S. Dollars for purposes of this Agreement and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by Parent in good faith in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two (2) decimal points, rounded to the nearest penny.

(d)               For purposes of the representations and warranties made by the Company in this Agreement, the Parties agree that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of Article III to the extent that the relevance of such item to such section is reasonably apparent on the face of the disclosure. For purposes of the representations and warranties made by Parent and Merger Sub in this Agreement, the Parties agree that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section of Article IV to the extent that the relevance of such item to such section is reasonably apparent on the face of the disclosure.

(e)               Unless otherwise specified in this Agreement or the context otherwise requires, all references to any (i) statute in this Agreement include the rules and regulations promulgated thereunder, and (ii) Law in this Agreement shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the applicable date or during the applicable period of time (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date).

(f)                The Parties have jointly negotiated and drafted this Agreement and, if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g)               Unless otherwise specified in this Agreement or the context otherwise requires, references to any information or document being “made available,” “furnished” or “provided” (and words of similar import) to the Parent, Merger Sub or any of their respective Representatives as of or prior to the date of this Agreement shall mean such information or document (i) having been posted to the data room hosted by Datasite and maintained by or on behalf of the Company or its Representatives for purposes of the Transactions, (ii) made physically available to the Parent or its outside legal counsel at the office of Skadden, Arps, Slate, Meagher & Flom LLP, (iii) made physically available to the representatives of Parent’s outside legal counsel at the properties or offices of the Company or any of its Subsidiaries, in each case of clauses (i), (ii) or (iii), in connection with the Transactions and on or prior to the date of this Agreement, or (iv) filed with the SEC and publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System to the extent in unredacted form at least one Business Day prior to the date of this Agreement. For the avoidance of doubt, this clause shall not apply for purposes of Section 8.2.

(h)               Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to days shall refer to calendar days unless Business Days are specified.

(i)                The Company Disclosure Schedule and the Parent Disclosure Schedule may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more representations or warranties or covenants set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) did not arise in the ordinary course of business, or is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Material Adverse Effect or Parent Material Adverse Effect.

(j)                Notwithstanding anything herein to the contrary, other than for purposes of Section 3.25, Section 5.5(e), Section 5.6, Section 5.7(b), Section 5.7(d), Section 5.8, Section 5.9, Section 5.10, Section 5.14 and Section 8.3, the term “Transactions” shall not be deemed to include the Airbus Term Sheet, any definitive agreements with respect to the transactions contemplated thereby entered into with the prior written consent of Parent pursuant to Section 5.5(f)(ii), the transactions contemplated by the Airbus Term Sheet or any divestitures contemplated by Sections 5.5(d) or Section 5.5(f).

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date set forth on the cover page of this Agreement.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

By:	/s/ Irene Esteves
	Name:	Irene Esteves
	Title:	Executive Vice President and Chief Financial Officer

THE BOEING COMPANY

By:	/s/ David L. Calhoun
	Name:	David L. Calhoun
	Title:	President and Chief Executive Officer

SPHERE ACQUISITION CORP.

By:	/s/ David L. Calhoun
	Name:	David L. Calhoun
	Title:	Authorized Representative

[Signature Page to Agreement and Plan of Merger]

Annex 1

Definitions

(a)               For the purposes of this Agreement, except as otherwise specifically provided herein, the following terms have the following meanings:

“Acquisition Proposal” means any proposal or offer made by any Person or Group providing for a merger, consolidation, dissolution, liquidation, recapitalization, reorganization, share exchange, acquisition, tender offer, issuance of securities, joint venture or any other similar transaction (or series of related transactions) involving the Company or any of its Subsidiaries pursuant to which any Person or Group would acquire beneficial ownership or control of (a) equity interests representing twenty percent (20%) or more (on a non-diluted basis) of any class of equity or voting interests in the Company or (b) assets (including any securities) that constitute twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company and its Subsidiaries (taken as a whole), in each case other than the Transactions or any other proposal made by or on behalf of Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members or any acquisition by Parent or any of its Affiliates or any Group of which Parent or any of its Affiliates are members; provided, however, in no event shall an “Acquisition Proposal” include any proposal or offer or other transaction relating to businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries as set forth in Section 5.5(d) of the Company Disclosure Schedule.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Airbus” means Airbus SE, a European public limited-liability company (Societas Europaea) with its seat (statutaire zetel) in Amsterdam, The Netherlands.

“Airbus Term Sheet” means that certain Term Sheet, dated as of even date herewith, by and between Airbus and the Operating Company, as may be amended from time to time with the prior written consent of Parent.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, merger agreement or other Contract or understanding providing for or relating to any Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.2(c)).

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state antitrust Laws and all other applicable Law and regulations (including non-U.S. Laws and regulations) issued by a Governmental Entity that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Applicable Date” means December 31, 2021.

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to, or affecting, creditors’ rights and general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks in the County of New York, New York are required or authorized by Law to close.

“CAP Program” means the IRS Compliance Assurance Process.

“Capitalization Date” means 5:00 p.m. (New York City time) on June 26, 2024.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Pub. L. 116-136 (03/27/2020).

“Cash Advance Balance” means, as of the date and time of determination, (a) the aggregate outstanding amount of cash advances to be repaid from the Operating Company to Parent pursuant to Sections 9 and 13 of the Memorandum of Agreement, dated as of October 12, 2023, by and between the Operating Company and Parent, whether or not then due and payable at that time plus (b) the aggregate outstanding amount of cash advances to be repaid from the Company, the Operating Company or their respective Subsidiaries to Parent pursuant to the Memorandum of Agreement, dated as of April 18, 2024, by and between the Operating Company and Parent, as amended on June 20, 2024, and as further amended from time to time (the “April 2024 MOA”) and any similar agreement entered into between Parent and the Company or their respective Subsidiaries after the date of this Agreement providing for cash advances, in each case, whether or not then due and payable by the Company, the Operating Company or their respective Subsidiaries to Parent at such time pursuant to the terms of the April 2024 MOA or such similar agreement.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” means a certificate of merger relating to the Merger, substantially in the form attached hereto as Exhibit C.

“Change of Recommendation” means (a) withholding, withdrawing, qualifying or modifying (or publicly proposing or publicly resolving to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent or (b) if an Acquisition Proposal has been publicly disclosed after the date of this Agreement, failing to reaffirm the Company Recommendation within ten (10) Business Days after the receipt of any written request to do so from Parent (which request may only be made once with respect to any such Acquisition Proposal, except that Parent may make an additional request after the public disclosure of any material changes in the terms of such Acquisition Proposal).

Annex 1-2

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding or subpoenas shall be heard in any federal court in the State of Delaware and any appellate court thereof.

“Clean Team Agreement” means the Clean Team Agreement, entered into between the Company and Parent, dated as of February 28, 2024 (as it may be amended or modified from time to time).

“Closing” means the closing of the Transactions.

“Closing Date” means such date on which the Closing actually occurs.

“Code” means the Internal Revenue Code of 1986.

“Company 401(k) Plan” means the Spirit AeroSystems Holdings, Inc. Retirement & Savings Plan.

“Company Benefit Plan” means any benefit or compensation plan, fund, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is (or, in the case of any Non-U.S. Company Benefit Plan which is a pension scheme applicable to UK Company Employees, in the past was) sponsored, maintained or administered by, or required to be contributed to, or with respect to which any actual, potential or contingent liability is borne by the Company or any of its Subsidiaries for the benefit of any current or former employee (whether full- or part-time and including any officer) or director of the Company or any of its Subsidiaries or the beneficiaries or dependents of any such individual. Company Benefit Plans include, but are not limited to, ERISA Plans, “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code, employment, consulting, retirement, pension, profit sharing, severance, salary continuation, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, disability, death, medical, welfare, post-employment welfare, vacation, sickness, fringe, pay differential/practice, retention or other benefits or remuneration of any kind in respect of any current or former employee, director, consultant or independent contractor, or any dependent, survivor or beneficiary with respect to the foregoing, other than any plan to which the Company or any of its Subsidiaries contribute (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity.

“Company Bid” means each current Government Bid to which the Company or its Subsidiaries is a party, and for which an award has not been issued as of the date of this Agreement.

“Company Board” means the board of directors of the Company.

“Company Bridge Facility Agreement” means that certain Delayed-Draw Bridge Credit Agreement, dated as of the date hereof, by and among the Operating Company, as borrower, the lenders from time to time party thereto and Morgan Stanley Senior Funding Inc., as administrative agent and as collateral agent, as amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof, in each case, with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Annex 1-3

“Company Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.

“Company Employee” means any current employee (whether full- or part-time and including any officer) or director of the Company or any of its Subsidiaries.

“Company Equity Awards” means, collectively the Company Restricted Shares, Company RSUs and Company PSUs.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Exchangeable Notes” means the 3.250% Exchangeable Senior Notes due 2028 issued by the Operating Company.

“Company Existing Debt Agreements” means (i) the Company Term Loan Agreement, (ii) the Indenture, dated as of June 1, 2016, as supplemented by the First Supplemental Indenture, dated as of December 5, 2016, the Second Supplemental Indenture, dated as of February 24, 2020, the Third Supplemental Indenture, dated as of April 17, 2020, the Fourth Supplemental Indenture, dated as of October 5, 2020, the Fifth Supplemental Indenture, dated as of November 23, 2022, and the Sixth Supplemental Indenture, dated as of November 21, 2023, in each case by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantors party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 3.850% Senior Notes due 2026 governed thereby, (iii) the Indenture, dated as of May 30, 2018, by and among the Operating Company, as issuer, the Company, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 4.600% Senior Notes due 2028 governed thereby, (iv) the Indenture, dated as of October 5, 2020, as supplemented by the First Supplemental Indenture, dated as of November 23, 2022, in each case by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 5.500% Senior Secured First Lien Notes due 2025 governed thereby, (v) the Indenture, dated as of November 23, 2022, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 9.375% Senior Secured First Lien Notes due 2029 governed thereby, (vi) the Indenture, dated as of November 13, 2023, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee, and the 3.250% Exchangeable Senior Notes due 2028 governed thereby, (vii) the Indenture, dated as of November 21, 2023, by and among the Operating Company, as issuer, the Company, as guarantor, the other guarantor party thereto and the Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, and the 9.750% Senior Secured Second Lien Notes due 2030 governed thereby and (viii) the Company Bridge Facility Agreement.

Annex 1-4

“Company Government Contract” means each Government Contract to which the Company or any of its Subsidiaries is a party and is in effect (i.e., has not completed performance, has not received final payment, or remains subject to audit or final adjustment to costs, rates or price).

“Company IT Assets” means the IT Assets owned, used or held for use by the Company or any of its Subsidiaries.

“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.

“Company Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company Restricted Share” means any outstanding restricted Share granted under the Stock Plans which remains subject to vesting and a right of repurchase in favor of the Company in the event such shares do not vest.

“Company Stockholders” means the holders of Shares.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement.

“Company Term Loan Agreement” means that certain Term Loan Credit Agreement, dated as of October 5, 2020, by and among the Operating Company, as borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and as collateral agent, as amended by that certain First Refinancing, Incremental Assumption and Amendment Agreement, dated as of November 15, 2021, as further amended by the Second Refinancing Amendment to Term Loan Credit Agreement, dated as of November 23, 2022, and as further amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

“Company Termination Fee” means an amount equal to one hundred and fifty million dollars ($150,000,000).

“Confidentiality Agreement” means the Non-Disclosure Agreement, entered into between the Company and Parent, dated as of February 28, 2024 (as it may be amended or modified from time to time).

Annex 1-5

“Contagion Event” shall mean the outbreak and ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19).

“Contract” means any legally binding agreement, license, note, mortgage, indenture or any other similar obligation.

“Cybersecurity Incident” shall mean any ransomware or malware attack, denial-of-service attack, breach of IT Assets or any information stored therein or processed thereby, unauthorized access or other cybersecurity, data or systems attack or incident.

“Cybersecurity Measures” shall mean all applicable Laws to which the Company or any of its Subsidiaries is subject relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of Personal Information.

“Data Protection Law” means all applicable Laws in any relevant jurisdiction to which the Company or any of its Subsidiaries is subject relating to data privacy, cybersecurity, breach notification or the protection or processing (including the collection, use, storage, transmission, transfer (including cross-border transfers), disclosure or other processing) of Personal Information.

“DGCL” means the General Corporation Law of the State of Delaware.

“Eligible Shares” means, other than any Excluded Shares, each Share issued and outstanding immediately prior to the Effective Time.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, title defect, prior assignment or any other charge or encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to the protection of the environment or human health and safety as it relates to exposure to any pollutant, contaminant, waste, chemical or hazardous material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, including “employee welfare benefit plans” within the meaning of Section 3(a) of ERISA and “employee pension benefit plans” within the meaning of Section 3(2) of ERISA.

“EU Transfer Legislation” means United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended), the Service Provision Change (Protection of Employment) Regulations (Northern Ireland) 2006 and article L.1224-1 of the French Labor Code.

“Exchange Act” means the Securities Exchange Act of 1934.

Annex 1-6

“Exchange Agent” means the U.S. bank or trust company appointed by Parent prior to the Effective Time to act as exchange agent hereunder, which U.S. bank or trust company shall be reasonably acceptable to the Company.

“Exchange Agent Agreement” means the Contract pursuant to which Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company.

“Exchange Ratio” means:

(a)               if the Parent Stock Price is equal to or less than $149.00, 0.2500;

(b)               if the Parent Stock Price is greater than $149.00 but less than $206.94, the quotient obtained by dividing $37.25 by the Parent Stock Price, rounded to four decimal places; or

(c)               if the Parent Stock Price is greater than or equal to $206.94, 0.1800.

“Excluded Shares” means, collectively, the Shares owned by Parent, Merger Sub, any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and, in each case, not held on behalf of third parties.

“Export and Sanctions Regulations” means all applicable trade, economic and financial sanctions, embargoes, programs, export, import, re-export, and transfer controls, U.S. anti-boycott requirements, Laws and restrictive measures administrated, enacted or enforced by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), His Majesty’s Treasury, the European Union and any relevant European Union member state, the Bureau of Industry and Security of the U.S. Department of Commerce, and the Directorate of Defense Trade Controls within the Bureau of Political-Military Affairs at the U.S. Department of State, including the Tariff Act of 1930, regulations issued or enforced by U.S. Customs and Border Protection, the Export Administration Act of 1979, the Export Control Reform Act of 2018, EAR, the Arms Export Control Act, the ITAR, the U.S. International Emergency Economic Powers Act, the Trading with the Enemy Act, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, and, to the extent applicable, the Laws of non-U.S. Governmental Entities relating to the same subject matter as the U.S. statutes and regulations described above.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Foreign Investment Laws” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, in each case on national interest, public order or security or national security or similar grounds.

“GAAP” means United States generally accepted accounting principles.

Annex 1-7

“Government Bid” means any offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor or subcontractor which, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, basic ordering agreement, purchase order, task order, delivery order or change order between the Company or any of its Subsidiaries, and (a) any Governmental Entity, (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor at any tier with respect to any Contract described in clause (a) or (b); provided that, a task, purchase, delivery, change or work order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but will be part of the Government Contract to which it relates.

“Governmental Entity” means any governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Hazardous Substance” means any substance (a) regulated as hazardous, toxic, radioactive, petroleum, oil, a pollutant, a contaminant or words of similar import under Environmental Law or (b) can form the basis of any liability under Environmental Law due to its deleterious properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, (b) as evidenced by bonds, debentures, notes or similar instruments, (c) for capital or financial leases under Accounting Standards Codification 842 (as determined in accordance with GAAP) with respect to which such Person is the lessee (provided that Indebtedness shall not include obligations for or under any operating leases), (d) to pay the deferred or contingent and unpaid purchase price of property, equipment or services (including obligations related to earn-out arrangements) (excluding accounts payable incurred in the ordinary course of business), (e) pursuant to securitization or factoring programs or arrangements, (f) under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions, (g) for net cash payment obligations of such Person under swaps, options, forward sales contracts, derivatives and other hedging Contracts, financial instruments or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (h) for letters of credit, bank guarantees, performance bonds and other similar Contracts or arrangements entered into by or on behalf of such Person, to the extent drawn or outstanding, (i) in respect of advances from customers (whether repayable in cash or by offset against subsequent purchases) or (j) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (h) of this definition (or such lower amount of maximum liability as is expressly provided for under the documentation pursuant to which the respective guarantee or other arrangement is provided), in each case including all interest, premiums, prepayment fees, penalties, commitment or other fees, reimbursements, expenses and other payments due and payable with respect thereto.

Annex 1-8

“Insurance Policies” means any fire and casualty, general liability, business interruption, product liability, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies.

“Intellectual Property Rights” means all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names and other indicia of origin, all applications and registrations for the foregoing, including all renewals of the same, and all common law rights and goodwill associated therewith or symbolized thereby; (b) patents, patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) confidential and proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases (“Trade Secrets”); (d) copyrights and any equivalent rights in published and unpublished works of authorship (including all rights in or to software, website and mobile content and compilations of information) and any other related rights of authors, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and all moral rights and common law rights associated therewith; (e) Internet domain names, social media accounts and URLs; and (f) any other intellectual property, industrial or proprietary rights.

“Intervening Event” means any event, change, development, circumstance, fact, condition, occurrence or effect occurring after the date of this Agreement that materially affects the business, financial condition, assets, liabilities or operations of the Company and its Subsidiaries (taken as a whole), and that is not actually known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement (or if actually known or reasonably foreseeable, the material consequences of which were not actually known or reasonably foreseeable to the Company Board at such time); provided that in no event shall the following constitute or be taken into account in determining whether or not an Intervening Event has occurred: (a) the receipt, existence or terms of an Acquisition Proposal or any proposal or offer or other transaction relating to the divestiture of any businesses, assets, properties, product lines, programs, projects, equity or other business interests or other contractual rights and obligations of the Company or any of its Subsidiaries as set forth in Section 5.5(d) of the Company Disclosure Schedule, or any matter relating thereto or consequence thereof; (b) results that were proximately caused by a material breach of this Agreement by the Company; (c) the Company meeting or exceeding any internal, published or other projections, forecasts, estimates, budgets or goals; or (d) changes, after the date of this Agreement, in the market price or trading volumes of the Shares or the shares of Parent Common Stock, in and of themselves; provided that in the case of the foregoing clauses (c) and (d), the underlying cause of such event, change, development, circumstance, fact, condition, occurrence or effect may (to the extent not otherwise excluded under this definition) be taken into account in determining whether an Intervening Event has occurred.

“IRS” means the U.S. Internal Revenue Service.

Annex 1-9

“IT Assets” means technology devices, computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section 9(b) of the Company Disclosure Schedule, in each case after reasonable inquiry and (b) with respect to Parent or Merger Sub, the actual knowledge of the Chief Legal Officer of Parent, after reasonable inquiry.

“Law” means any law, Order, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all leasehold or subleasehold estates, and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, qualifications, approvals, clearances, registrations, consents, authorizations, franchises, variances, easements, rulings, waivers and exemptions issued or granted by a Governmental Entity.

“Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)               changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b)               changes or developments in the industries in which the Company or any of its Subsidiaries or joint ventures operate or the industries to which the Company or its Subsidiaries or joint ventures sell its or their products or services;

(c)               changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any Law;

(d)               (i) any failure by the Company to meet any internal, public or other projections, forecasts, estimates, budgets or goals or (ii) any decline in the market price or trading volume of the Shares on NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

Annex 1-10

(e)               acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting the Company), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(f)                (i) any Contagion Event or other public health event or the escalation or worsening thereof or any response by any Governmental Entity to the foregoing (including Pandemic Measures) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(g)               the taking of any action required by this Agreement (except for the Company’s obligations set forth in Section 5.1(a)) or the failure to take any action prohibited by this Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii)) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii));

(h)               changes caused by the negotiation, execution, announcement or performance of this Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby, to the extent reflecting the terms of the Airbus Term Sheet or consented to by Parent pursuant to Section 5.5(f)(ii)) or the pendency or consummation of the Transactions or the transactions contemplated by the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, Company Employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of the Company or any of its Subsidiaries to the extent attributable thereto) (it being understood that this clause (h) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

(i)                the commencement, pendency or resolution of any Transaction Litigation or any Proceeding to the extent relating to this Agreement or the Transactions (it being understood that this clause (i) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

(j)                 (A) the identity of Parent or any of its Subsidiaries or (B) any communication or disclosure by Parent or any of its Subsidiaries (including regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and its Subsidiaries after the Effective Time) (it being understood that this clause (j) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty));

Annex 1-11

(k)               the effect of any event or action taken or omission to act by the Company or any of its Subsidiaries in connection with the Transactions or the transactions contemplated by the Airbus Term Sheet at the written request of Parent;

(l)                 the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any Governmental Entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty (including step-in rights), in each case, to the extent resulting from or arising out of the entry into this Agreement or the Transactions (it being understood that this clause (l) shall not apply with respect to the representations or warranties in Section 3.4 (or any condition to any Party’s obligation to consummate the Transactions relating to such representation and warranty)); or

(m)              any action required to be taken by Parent or any of its Subsidiaries in order to comply with Parent’s obligations under Section 5.5;

provided, further, that, with respect to clauses (a), (b), (c), (e), and (f), such events that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and, for the avoidance of doubt, only to the extent) that they disproportionately adversely affect the Company and its Subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury, Office of Foreign Assets Control.

“Operating Company” means Spirit AeroSystems, Inc.

“Order” means any order, award, judgment, injunction, writ, decree, stipulation, ruling, judicial decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents, and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

Annex 1-12

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws to which the Company, any of its Subsidiaries or any of their respective Representatives, acting on behalf of the Company or any of its Subsidiaries, is subject.

“Owned IPR” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all land held in fee simple, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned by the Company or any of its Subsidiaries.

“Pandemic Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, curfew, shutdown, closure, sequester, safety or any other Law, Order, Proceeding, directive, pronouncement or guideline by any industry group or Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to any Contagion Event, including, with respect to COVID-19, the CARES Act, the Families First Coronavirus Response Act and the American Rescue Plan Act of 2021.

“Parent Benefit Plan” means any benefit or compensation plan, fund, program, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or administered by, or required to be contributed to, or with respect to which any obligation or liability is borne by, Parent or any of its Subsidiaries.

“Parent Board” means the board of directors of Parent.

“Parent Clean Team Agreement” means the Clean Team Agreement, entered into between the Company and Parent, dated as of June 24, 2024 (as it may be amended or modified from time to time).

“Parent Commercial Contract” means any Contract between Parent or any of its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand, including any such Contracts entered into after the date of this Agreement but excluding this Agreement and any other agreements entered into in connection with this Agreement and the Transactions; provided that any reference to any Parent Commercial Contract shall be deemed to include all amendments, exhibits, addenda, orders and other agreements between the parties thereto or instruments executed or delivered by Parent or any of its Subsidiaries in connection therewith or executed or delivered by the Company or any of its Subsidiaries to and for the benefit of Parent or any of its Subsidiaries in connection therewith.

“Parent Common Stock” means the Common Stock, of the par value of $5 each, of Parent.

“Parent Confidentiality Agreement” means the Non-Disclosure Agreement, entered into between the Company and Parent, dated as of June 24, 2024 (as it may be amended or modified from time to time).

Annex 1-13

“Parent Material Adverse Effect” means any effect, change, development, event or occurrence that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries (taken as a whole); provided, however, that no effect, change, development, event or occurrence resulting from any of the following shall constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)               changes in economic conditions, political conditions, social conditions, the credit, capital, securities or financial markets, commodity prices, interest, currency or exchange rates, inflation or regulatory or business conditions;

(b)               changes or developments in the industries in which Parent or any of its Subsidiaries or joint ventures operate or the industries to which Parent or its Subsidiaries or joint ventures sell its or their products or services;

(c)               changes in, proposed or pending changes in, or changes in interpretation or enforcement of, GAAP or any Law;

(d)               (i) any failure by Parent to meet any internal, public or other projections, forecasts, estimates, budgets or goals or (ii) any decline in the market price or trading volume of shares of Parent Common Stock on NYSE; provided that the underlying cause of such failure or decline may (to the extent not otherwise excluded under this definition) be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur;

(e)               acts of warfare, outbreak or escalation of hostilities, geopolitical conditions, tariffs, sanctions, riots, looting, unrest, sabotage, trade wars, political unrest, civil disobedience, protests, public demonstrations, sabotage, terrorism, cyberterrorism or cyberattacks (in each case, to the extent not specifically targeting Parent), military, paramilitary or police actions, or national or international calamity, or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(f)                (i) any Contagion Event or other public health event or the escalation or worsening thereof or any response by any Governmental Entity to the foregoing (including Pandemic Measures) or (ii) any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing;

(g)               the taking of any action required by this Agreement or the failure to take any action prohibited by this Agreement or the taking of any action required by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby) or the failure to take any action prohibited by the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby);

(h)               changes caused by the negotiation, execution, announcement or performance of this Agreement or the Airbus Term Sheet (or by the definitive agreements providing for the transactions contemplated thereby) or the pendency or consummation of the Transactions or the transactions contemplated by the Airbus Term Sheet (including, in each case of the foregoing, any loss or change in relationship with any regulator, employee in or governed by any labor union or similar body, officer, director, customer, supplier, vendor or other business partner of Parent or any of its Subsidiaries to the extent attributable thereto) (it being understood that this clause (h) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

Annex 1-14

(i)                the commencement, pendency or resolution of any Transaction Litigation or any Proceeding to the extent relating to this Agreement or the Transactions (it being understood that this clause (i) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

(j)                (A) the identity of the Company or any of its Subsidiaries or (B) the business or operations of the Company (it being understood that this clause (j) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties));

(k)               the effect of any event or action taken or omission to act by Parent or any of its Subsidiaries in connection with the Transactions or the transactions contemplated by the Airbus Term Sheet at the written request of the Company;

(l)                the effects of the failure to obtain any consents, registrations, approvals, permits or authorizations from any contractual counterparty or any Governmental Entity or the termination, acceleration or the enforcement of any contractual right of any contractual counterparty, in each case, to the extent resulting from or arising out of the entry into this Agreement or the Transactions (it being understood that this clause (l) shall not apply with respect to the representations or warranties in Section 4.5 (or any condition to any Party’s obligation to consummate the Transactions relating to such representations and warranties)); or

(m)              any action required to be taken by Parent or any of its Subsidiaries in order to comply with Parent’s obligations under Section 5.5;

provided, further, that, with respect to clauses (a), (b), (c), (e), and (f), such events that are not otherwise excluded from the definition hereof may be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent (and, for the avoidance of doubt, only to the extent) that they disproportionately adversely affect Parent and its Subsidiaries (taken as a whole) relative to comparable companies operating in the industries and in the geographic markets in which Parent and its Subsidiaries conduct their businesses.

“Parent Reports” means the reports, forms, proxy statements, prospectuses, registration statements and other statements, certifications and documents required to be or otherwise filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by Parent, including exhibits thereto and all other information incorporated by reference and any amendments and supplements thereto.

Annex 1-15

“Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period of the fifteen (15) consecutive trading days ending on and including the second full trading day prior to the Effective Time.

“Parent Termination Fee” means an amount equal to three hundred million dollars ($300,000,000).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established to the extent required by GAAP; (b) statutory Encumbrances and mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business consistent with past practice; (c) statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental Contracts; (d) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company or any of its Subsidiaries has easement rights and subordination or similar Contract relating thereto; (e) any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Company’s business; (f) Encumbrances in connection with zoning, entitlement or other land use or environmental regulation by any Governmental Entity; (g) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (h) Encumbrances disclosed and reflected in the Company Reports prior to the date of this Agreement; (i) Encumbrances incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (j) licenses or sublicenses of Intellectual Property Rights or IT Assets granted in the ordinary course of business consistent with past practice; (k) other Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use, operation or value of the properties or assets to which they relate; (l) restrictions, exclusions, Encumbrances or any imperfections that would be shown by a current title report or other similar report; (m) restrictions on transfer solely arising under or relating to applicable securities Laws; (n) Encumbrances not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any real property; (o) with respect to the Company and its Subsidiaries, Encumbrances (i) arising under or relating to this Agreement or (ii) securing obligations under the Company Existing Debt Agreements as of the date of this Agreement; or (p) Encumbrances set forth in Section 9(c) of the Company Disclosure Schedule.

“Person” means any individual or entity.

“Personal Information” means any information that (a) alone or in combination with other information held by the Company or any of its Subsidiaries can reasonably be used to identify an individual person, browser, household or device, or (b) is otherwise defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or a similar term under (and protected under) applicable Data Protection Laws.

Annex 1-16

“Proceeding” means any action, cause of action, claim, litigation, suit, inquiry, investigation, arbitration or other similar proceeding, in each case, by or before a Governmental Entity, whether civil, criminal, regulatory, administrative or otherwise.

“Qualifying Termination” means a termination of employment either (a) by Parent without Cause (as such term is defined in the Stock Plans) or (b) by the Continuing Employee within ninety (90) days after (i) a material diminution in such Continuing Employee’s base compensation, (ii) relocation of such Continuing Employee’s principal office to a location that is greater than fifty (50) miles from the location of such Continuing Employee’s principal office immediately before such relocation or (iii) any action or inaction with respect to the terms and conditions of the Continuing Employee’s service that constitutes a material breach by Parent of any written agreement between such Continuing Employee and Parent (each of clauses (i), (ii) and (iii), a “Good Reason Event”), so long as, with respect to any Good Reason Event, the Continuing Employee has, within thirty (30) days after the occurrence of such Good Reason Event, notified Parent of the Continuing Employee’s intent to terminate as a result of such Good Reason Event and within thirty (30) days after receipt of that notice Parent has not cured such Good Reason Event.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, including any postponement or adjournment thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share” means any share of the Company Common Stock.

“Specified Award” means each Company PSU, Company RSU or Company Restricted Share granted under the Stock Plans that (a) is vested but not yet settled as of immediately prior to the Effective Time, (b) is outstanding, as of immediately prior to the Effective Time, and was granted to a non-employee member of the Company Board, (c) vests effective as of the Effective Time in accordance with its terms or (d) is outstanding immediately prior to the Effective Time and held by a Person who, as of immediately prior to the Effective Time, is no longer an employee or other service provider to the Company.

Annex 1-17

“Stock Plans” means the Company Amended and Restated 2014 Omnibus Incentive Plan, effective as of April 26, 2023, and the Company 2014 Omnibus Incentive Plan, as amended January 25, 2017, and as further amended October 23, 2019.

“Subsidiary,” with respect to any Person, shall have the meaning set forth in the Exchange Act.

“Superior Proposal” means a bona fide written Acquisition Proposal, made after the date of this Agreement by any Person, that did not result from a material breach by the Company, its Wholly Owned Subsidiaries or its or their respective Representatives of Section 5.2(a) or Section 5.2(b) (including, for the avoidance of doubt, any failure by any such Representatives to follow an instruction required to be given by the Company thereunder), on terms that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, are more favorable to the Company’s stockholders than the Transactions, taking into account the financial, legal, regulatory, conditionality and other aspects of such proposal; provided that, solely for purposes of defining a “Superior Proposal,” all references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%).”

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means any taxes including all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments of any kind, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, and information returns and other related documents and attachments thereto) relating to Taxes, including any amendment or supplements thereof, required to be filed or supplied to any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Fee” means the Company Termination Fee or the Parent Termination Fee, as applicable.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property Rights.

Annex 1-18

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value-added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“UK” means the United Kingdom.

“UK Company Employee” means a Company Employee employed in the UK.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are beneficially owned by such first Person.

“Willful Breach” means an action taken or failure to act that the breaching Party intentionally takes (or intentionally fails to take) and actually knows (or would reasonably have been expected to have known) would, or would reasonably be expected to, cause a material breach of a covenant or agreement set forth in this Agreement.

Annex 1-19

(b)               As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Annual Bonus	Section 5.9(c)
Aviation Regulations	Section 3.14
Burdensome Condition	Section 5.5(d)
Company	Preamble
Company Compensation Committee	Section 2.3(b)
Company Disclosure Schedule	Article III
Company Labor Agreements	Section 3.17(a)
Company Licenses	Section 3.5(b)
Company Material Contract	Section 3.11(a)
Company PSU	Section 2.3(c)
Company Recommendation	Section 3.3(b)
Company RSU	Section 2.3(a)
Company Top Customer	Section 3.15
Company Top Supplier	Section 3.15
Continuing Employee	Section 5.9(a)
D&O Indemnified Party	Section 5.10(a)
DFARS	Section 3.12(a)
EAR	Section 3.5(a)(v)
Effective Time	Section 1.2
ESPP	Section 2.3(d)
Exchange Fund	Section 2.2(a)
FAA	Section 3.14
FAR	Section 3.12(a)
Final Offering	Section 2.3(d)
ITAR	Section 3.5(a)(v)
Material Company Bid	Section 3.11(a)(iv)
Material Company Government Contract	Section 3.11(a)(iii)
Merger	Section 1.2
Merger Sub	Preamble
Non-U.S. Company Benefit Plan	Section 3.16(a)
Outside Date	Section 7.2(a)
Parent	Preamble
Parent 401(k) Plans	Section 5.9(e)
Parent Disclosure Schedule	Article IV
Parent Stock-Based RSU	Section 2.3(a)
Party	Preamble
Per Share Merger Consideration	Section 2.1(a)
Privacy and Security Requirements	Section 3.21(b)(xi)
Proxy Statement	Section 5.3(a)
Qualifying Transaction	Section 7.5(b)(i)
Registration Statement	Section 5.3(a)
Regulatory Approvals	Section 6.1(b)
Regulatory Strategy Framework	Section 5.5(e)
Surviving Corporation	Section 1.2
Takeover Notice Period	Section 5.2(e)(ii)
Transaction Litigation	Section 5.14
Transactions	Recitals

Annex 1-20

The following list identifies contents of schedules and similar attachments omitted pursuant to Instruction 4 to Item 1.01 of Form 8-K or Item 601(a)(5) of Regulation S-K, as applicable, from the copy of the Agreement and Plan of Merger, dated June 30, 2024, among Spirit AeroSystems Holdings, Inc., The Boeing Company and Sphere Acquisition Corp. (the “Agreement”) contained in this Exhibit 2.1 (capitalized terms in this list have the respective meanings ascribed to them in the Agreement):

Company Disclosure Schedule

Section 3.2	Capital Structure
Section 3.4	Governmental Filings; No Violations
Section 3.5(a)	Compliance with Laws
Section 3.5(b)	Licenses
Section 3.6	Company Reports
Section 3.8	Financial Statements; Undisclosed Liabilities; Off-Balance Sheet Arrangements
Section 3.9	Litigation
Section 3.10	Absence of Certain Changes
Section 3.11	Company Material Contracts
Section 3.12	Government Contracts
Section 3.14	Product Warranty; Aviation Regulation Compliance
Section 3.15	Customers and Suppliers
Section 3.16	Employee Benefits
Section 3.17	Labor Matters
Section 3.18	Environmental Matters
Section 3.19	Tax Matters
Section 3.20	Real Property
Section 3.21	Intellectual Property; IT Assets; Privacy Matters
Section 3.23	Insurance
Section 5.1	Interim Operations
Section 5.5(d)	Cooperation; Efforts to Consummate
Section 5.5(f)(ii)	Approved Potential Acquirors
Section 5.7(c)	Additional Information and Access Rights
Section 6.1(b)	Regulatory Approvals
Section 6.2(c)	Material Adverse Effect Exceptions
Section 9(b)	Knowledge
Section 9(c)	Permitted Encumbrances